3/6 311664


05009028

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-A FISCAL YEAR: ______

(03/94)

ADB 311669 83-2

RECEIVED

2005 MAY -6 A 8:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK
In respect of one or more proposed
issues of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: May 4, 2005

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of debt securities (the "Securities") of the Asian Development Bank ("ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement, as contemplated by the enclosed Information Statement dated April 29, 2005 ("Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain of its debt securities ("Securities") from time to time with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters for public offering pursuant to terms of offering fixed at the time of sale. In addition, the ADB may sell Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 29, 2005 attached hereto (also see Item 1. above).

INFORMATION STATEMENT

Asian Development Bank


ADB

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of any Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide without charge additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at P.O. Box 789, 0980 Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: i) Rahmhofstrasse 2-4, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; ii) Second Floor Yamato Seimei Bldg., 1-7 Uchisaiwaicho 1-Chome, Chiyoda-Ku, Tokyo 100-0011, Japan, tel: +813 3504 3160, fax: +813 3504 3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, USA, tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/finance. Except as otherwise indicated specifically, other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 29, 2005

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities do not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2004, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 63 members. ADB's main goal is to reduce poverty in Asia and the Pacific through pro-poor, sustainable economic growth, inclusive social development, and good governance. ADB pursues its goal primarily by providing loans, technical assistance, grants, guarantees, and equity investments to its developing member countries.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.8% of total shares), People's Republic of China (6.5%), India (6.4%), and Australia (5.9%). Twenty-two ADB members are OECD members holding 65.0% of ADB's total subscribed capital and 59.0% of total voting power.

Equity: ADB's members have subscribed to $54,162 million of capital, $3,810 million of which was paid-in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $9,541 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $24,212 million were denominated in 12 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. ADB's outstanding borrowings, after swaps, and guarantees as of December 31, 2004 were equivalent to 56.0% of such ceiling or 49.6% of ADB's total callable capital.

Net Income: ADB has achieved consistent profitability, earning profits every year since its inception. Net income for 2004 was $431 million, as compared to $438 million in 2003 representing an annualized return of 1.18% (1.17% - 2003) on its average earning assets. Net income for 2004 before FAS 133 (as defined in Basis of Financial Reporting below) adjustment was $390 million, as compared to $617 million in 2003 representing an annualized return of 1.07% (1.64% - 2003) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $39,865 million. 97.5% of ADB ordinary operations loans have been made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and 2.5% to the private sector. ADB has not suffered any losses of principal in its public sector ordinary operations loans and follows a policy of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its public sector loans but these have not been material to ADB's operations. As of December 31, 2004, ADB provided loan loss allowance against one public sector loan totaling $2 million.

ADB's lending policy limits ADB's outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees to no more than the sum of total callable capital, paid-in capital, reserves (including surplus but excluding special reserve). ADB's outstanding commitments as of December 31, 2004 were equivalent to 64.7% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies and by matching the currencies of its reserves with those of its outstanding loans. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $9,237 million and $9,277 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $7,281 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties and has entered into collateral arrangements with counterparties.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty rests on three pillars: sustainable economic growth, inclusive social development, and governance for effective policies and institutions.

As of December 31, 2004, ADB had 63 members consisting of 45 regional members, including Japan, Australia, and New Zealand, and 18 nonregional members, including the United States, Canada and 16 European countries. The regional members provided 63.2% of ADB's capital and the nonregional members provided 36.8% of its capital during the previous fiscal year. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2004, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represented approximately 54.6% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2004 are set forth in Appendix VII of the Financial Statements.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources*), and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations*). Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan.

The principal office of ADB is located in Manila, Philippines. ADB has 28 other offices, including 19 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan, and Viet Nam; a country office in the Philippines; a regional mission for the South Pacific in Vanuatu; a subregional office for the Pacific in Suva, Fiji Islands; a special office in Timor-Leste; an extended mission in Gujarat, India; a liaison and coordination office for the Pacific in Sydney, Australia; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington D.C., U.S.A. As of December 31, 2004, ADB had a staff of 2,394 from 53 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein).

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities - Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States. Effective January 1, 2001, ADB complied with Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendments (collectively referred to as "FAS 133").

FAS 133 allows hedge accounting only if qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria does not entirely reflect ADB's risk management and hedging strategies. Compliance with hedge accounting would impose undue constraints on future borrowings, loan, and hedge programs and would likely detract from minimizing the cost of borrowings, which ADB believes is more important. Accordingly, ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowings, and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

ADB therefore prepares two supplemental financial statements: current value basis and pre-FAS 133 basis to better reflect ADB's financial position and risk management. Applications of consistent approaches on these statements allow for better analysis for management information and decision making.

Discussion and Analysis of Current Value

The Condensed Current Value Balance Sheet in *Table 2* presents estimates of the economic value of ordinary capital resources financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated using the expected cash flow streams discounted with the appropriate interest and exchange rates. For details see *Tables 3 and 4*.

Current Value Balance Sheets

Loan Portfolio: Most ordinary operation loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans

incorporates Management's best estimate of expected cash flows, including interest. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost plus ADB's lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has not suffered a loss on public sector loans, except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loan's contractual terms. As of 2004, ADB provided loan loss allowance against one public sector loan totaling $2 million.

The positive adjustment of $2 billion (7.3% of ADB's loan balance) from the FAS 133 basis of $24 billion to the current value basis of $26 billion indicates that the loans in the portfolio, on average, carry a higher interest rate than ADB would currently originate.

Investments and Related Swaps: Under both the statutory reported and current value basis, investment securities and related derivatives are carried and reported at fair values based on market quotations when available. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $40 million resulted from unrealized gains on asset swaps due to increasing interest rates in certain markets.

Equity investments: Equity investments with readily determinable market values are reported at fair value. Unlisted equity investments without readily available market value are reported at cost less allowance for losses, which represents a fair approximation of the current value.

Receivables from members: These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after swaps: The current value of these liabilities includes the fair value of the borrowings and associated derivatives. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $1 billion increase in the valuation of these liabilities–equivalent to 4.5% of the value of the borrowing portfolio after swaps, from the FAS 133 reported basis of $24 billion which incorporates the value of embedded derivatives to the current value basis of $25 billion–is mainly due to the fact that the average cost of the portfolio is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statements

The total current value adjustment of $173 million ($747 million in 2003) in *Table 4* represents the change in the current value of all of ADB's financial instruments during the year. The adjustment reflects changes in both interest rates and in currency exchange rates in 2004.

Current Value Adjustments: All unrealized gains and losses are presented as current value adjustments. Thus, the change in net unrealized losses on investments and equity investments of $31 million as well as the $5 million provision for loan losses are presented as part of the adjustment.

For 2004, current value net income was $563 million compared with pre-FAS 133 net income of $390 million and statutory reported net income of $431 million (see *Table 3*). The $173 million increase from the

pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of $100 million from the valuation of all outstanding financial instruments, $106 million of favorable translation adjustments, and $19 million unrealized gains on equity investments net of $51 million of unrealized investment losses and minimum pension liability adjustments of $1 million (see *Table 4*).

Impact of Changes in Interest Rates: The net increase in the current value adjustments on the balance sheet during 2004 was $100 million. It was the result of a $245 million decrease in unrealized losses in the borrowing portfolio, and a $9 million decrease in unrealized losses in other assets offset by a decrease in unrealized gains in the loan and investment swap portfolios of $139 million and $15 million, respectively. The current value changes reflect increases in interest rates in the U.S. market for the year, where the majority of ADB's portfolios are held.

Impact of Changes in Exchange Rates: The increase in the current value adjustment from 2003 to 2004 was also attributed to changes in exchange rates. Translation adjustments, reflected as part of "accumulated other comprehensive income" under the statutory reported basis, are presented as current value adjustments. The general weakening of the US dollar against other major currencies in 2004 resulted in a significant positive translation adjustment of $106 million.

Table 1: Selected Financial Data
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	Statutory Reported Basis[a]				
	2004	**2003**	**2002**	**2001**	**2000**
Income and Expenses					
From Loans	$ 1,043	$ 1,383	$ 1,710	$ 1,814	$ 1,861
From Investments	297	309	330	403	400
From Other Sources	39	49	20	22	40
Total Income	1,379	1,740	2,060	2,239	2,301
Interest and Other Financial Expenses	869	988	1,155	1,434	1,577
Administrative Expenses[b]	118	118	91	59	93
Technical Assistance to Member Countries	(2)	(0)	56	20	-
Provision for Losses	5	18	5	10	6
Total Expenses	990	1,124	1,306	1,523	1,675
Other Income (Expenses) - FAS 133 Adjustments	41	(178)	225	148	-
Net Income	$ 431	$ 438	$ 979	$ 863	$ 626
Average Earning Assets	36,364	37,540	38,244	36,272	36,693
Annual Return on Average Earning Assets	1.18%	1.17%	2.56%	2.28%[c]	1.71%
Return on Loans	4.16%	4.56%	5.93%	6.42%	6.59%
Return on Investments	2.21%	3.74%	4.26%	5.91%	5.09%
Cost of Borrowings	3.37%	4.65%	4.10%	5.54%	5.90%
Equity-to-Loan Ratio[d]	51.64%	47.67%			

Note: Total may not add due to rounding.

	Pre-FAS 133 Basis		Current Value Basis[d]	
	2004	**2003**	**2004**	**2003**
Net Income	$ 390	$ 617	$ 563	$ 1,363
Average Earning Assets	36,306	37,524	39,391	40,244
Annual Return on Average Earning Assets	1.07%	1.64%	1.47%	3.39%
Return on Loans	4.16%	4.56%	4.25%	4.97%
Return on Investments	2.34%	3.13%	3.51%	5.88%
Cost of Borrowings	3.58%	3.70%	3.56%	2.55%
Equity-to-Loan Ratio	50.54%	46.81%	50.27%	46.20%

\- Nil.

a FAS 133 was implemented in 2001. Accordingly, statutory reported basis is the same as pre-FAS 133 basis prior to 2001.
b Net of administration charge allocated to the Asian Development Fund and loan origination costs that are deferred.
c Excludes the one-time cumulative effect of recording the adoption of FAS 133 on January 1, 2001.
d Approved and established in February 2004 to measure ADB's risk-bearing capacity.

Table 2: Condensed Current Value Balance Sheets at December 31, 2004 and 2003 (unaudited)
In thousands of U.S. dollars

	December 31, 2004				December 31, 2003	
	Statutory Reported Basis	Reversal of FAS 133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 76,405	$ –	$ 76,405	$ –	$ 76,405	$ 1,397,948
Investments and accrued income	10,780,768	–	10,780,768	–	10,780,768	9,309,278
Securities transferred under securities lending arrangement	2,040,302	–	2,040,302	–	2,040,302	2,317,819
Securities purchased under resale arrangement	1,330,948	–	1,330,948	–	1,330,948	2,207,900
Loans outstanding and accrued interest	24,548,149	(870)	24,547,279	1,797,227	26,344,506	27,705,291
Less: Allowance for loan losses and unamortized front-end fee	(112,653)	–	(112,653)	–	(112,653)	(107,776)
Equity investment	257,437	–	257,437	–	257,437	228,956
Receivable from members	207,181	–	207,181	(72,540)	134,641	155,962
Receivable from swaps						
Investments	1,562,113	(10,440)	1,551,673	10,440	1,562,113	1,087,833
Borrowings	9,589,335	121,807	9,711,142	(121,807)	9,589,335	9,776,335
Other assets	509,651	–	509,651	–	509,651	479,350
TOTAL	$50,789,636	$110,497	$50,900,133	$1,613,320	$52,513,453	$54,558,896
Borrowings and accrued interest	$24,186,126	$338,181	$24,524,307	$ 714,689	$25,238,996	$27,808,899
Payable for swaps						
Investments	1,797,218	29,724	1,826,942	(29,724)	1,797,218	1,226,701
Borrowings	8,853,828	15,051	8,868,879	(15,051)	8,853,828	8,988,579
Payable under securities lending arrangement	2,061,489	–	2,061,489	–	2,061,489	2,520,991
Accounts payable and other liabilities	624,198	–	624,198	–	624,198	544,716
Total Liabilities	37,522,859	382,956	37,905,815	669,914	38,575,729	41,089,886
Paid-in capital	3,725,823		3,725,823	–	3,725,823	3,570,562
Net notional maintenance of value receivable	(642,944)	–	(642,944)	–	(642,944)	(620,805)
Ordinary reserve	8,865,414	–	8,865,414	709,685	9,575,099	8,855,539
Special reserve	189,539	–	189,539	–	189,539	186,066
Loan loss reserve	218,800	–	218,800	–	218,800	–
Surplus	312,117	–	312,117	–	312,117	116,645
Cumulative revaluation adjustments account	193,870	(193,870)	–	–	–	–
Net income after appropriation	427,080	(40,963)	386,117	173,173	559,290	1,361,003
Accumulated other comprehensive income	(22,922)	(37,626)	(60,548)	60,548	–	–
Total Equity	13,266,777	(272,459)	12,994,318	943,406	13,937,724	13,469,010
TOTAL	$50,789,636	$110,497	$50,900,133	$1,613,320	$52,513,453	$54,558,896

– Nil.
( ) Negative.

Table 3: Condensed Current Value Income Statements for the Years Ended December 31, 2004 and 2003 (unaudited)
In thousands of U.S. dollars

	December 31, 2004			December 31, 2003
	Statutory Reported Basis	Adjustments to Current Value	Current Value Basis	Current Value Basis
INCOME				
From loans	$1,042,455	$ –	$1,042,455	$1,382,949
From investments	297,369	–	297,369	308,697
From other sources—net	39,433	–	39,433	48,527
Total Income	1,379,257	–	1,379,257	1,740,173
EXPENSES				
Interest and other financial expenses	868,800	–	868,800	987,509
Administrative expenses	118,321	–	118,321	118,440
Technical assistance to member countries	(2,404)	–	(2,404)	(358)
Provision for losses	4,950	(4,950)	–	–
Total Expenses	989,667	(4,950)	984,717	1,105,591
Other Income (Expenses)— FAS 133 adjustments[a]	40,963	(40,963)	–	–
Current value adjustments	–	173,173	173,173	746,730
Provision for losses	–	(4,950)	(4,950)	(18,007)
Net Income	430,553	132,210	562,763	1,363,305
Appropriation of guarantee fees to Special Reserve	3,473	–	3,473	2,302
NET INCOME AFTER APPROPRIATION	$ 427,080	$132,210	$559,290	$1,361,003

( ) Negative.

a FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments (unaudited)
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2004				Income Statement Effects Year to Date		
	Loans	Investments	Borrowings After Swaps	Other Assets	Less Prior Year Effects[a]	December 31, 2004	December 31, 2003
Total Current Value Adjustments on Balance Sheet	$1,797,227	$40,164	$(821,445)	$(72,540)	$(843,703)	$ 99,703	$588,898
Unrealized Losses on Investments[b]						(31,232)[c]	(137,523)[c]
Accumulated Translation Adjustments						105,826 [d]	304,657[d]
Minimum Pension Liability Adjustments						(1,124)[d]	(9,302)[d]
Total Current Value Adjustments						$ 173,173	$746,730

a Prior Year Effects includes cumulative current value adjustments on all financial instruments made in the prior years.

b Relates to unrealized gain/losses of investments and equity investments classified as available for sale.

c Unrealized losses on the investment portfolio net of unrealized gains on the equity investment portfolio have been moved from the Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

d The accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals, together with the minimum pension liability adjustment have been moved from Other Comprehensive Income under the reported basis and included in current value net income for the purpose of current value reporting.

ADB OPERATING ACTIVITIES

In pursuing its objectives, ADB provides financial assistance to its developing member countries primarily through loans, grants, technical assistance, guarantees, and equity investments to assist their development needs.

Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority. ADB provides financing to its borrowers to cover foreign exchange expenditures incurred in a project and also finances local currency expenditures in certain cases. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in value of the currencies which it has disbursed.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. In response to the changing needs and imperatives of the developing member countries and the international environment, ADB has declared poverty reduction to be its overarching goal. ADB supports this goal by providing loans and grants to promote sustainable economic growth, social development, and good governance. To broaden and deepen the impact of its interventions, ADB promotes the role of the private sector in development, supports regional cooperation and integration, and addresses environmental sustainability in all its loans.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

ADB's program lending is designed, as a complement to its project-specific lending, to develop a sector (or sub-sector) as a whole and improve a sector's performance through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20%. Additionally, ADB adopted a program cluster approach (whereby a single approval can be given for two or more related sub-programs) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to seven years. ADB also introduced a special program loan facility (SPL) to provide, on an

exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs are exempted from counting towards the ceiling on regular program lending.

In its private sector operations, ADB directly supports private enterprises, investment funds, and financial institutions. Its traditional modes of financing are equity investments and foreign currency loans. Equity investments may include common and preferred stocks, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced by commercial banks and other financial institutions. ADB has three credit enhancement products to facilitate such cofinancing: complementary financing schemes, partial credit guarantees, and political risk guarantees. To address exchange risk related issues in private sector projects, ADB has commenced its local currency lending initiative for private sector operations on a pilot basis in India.

Whereas the aggregate amount of funds allocated to private sector operations as of the date of this Information Statement was limited to $1,450 million from ordinary capital resources and $50 million from Special Funds resources, ADB's Board of Directors, in September 2001, agreed to allow approvals in excess of the existing $1,500 million capital allocation for private sector operations as an interim arrangement pending implementation of a more appropriate capital allocation methodology.

When the total cost of an individual project is higher than $5 million, ADB's total loans to and equity investments in a private sector enterprise may not normally exceed 25% of such total project cost or $75 million, whichever is lower. When the total cost of an individual project is $5 million or less, ADB's share can be as high as 33% of the total project cost.

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Commencing in 2005, the Private Sector Operations Department (PSOD) was provided access to technical assistance funds to effectively carry out its mandate and play a proactive role in the design of developmental private sector projects.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, ADB's Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations within a rolling four-year financing framework. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through it and various funding resources.

Ordinary Operations

ADB's lending policy limits the outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees[1] to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). At December 31, 2004, the total amount of outstanding loan commitments as well as equity investments and guarantees was $41,284 million compared with a maximum lending ceiling under the Charter on such date of $63,810 million.

1 Political risk guarantees are charged against both lending and borrowing limitations at the nominal value of the guaranteed obligations with interest accruing to payment period. Partial credit guarantees are charged against the borrowing limitation at the outstanding amount of the guaranteed obligations and against the lending limitation at the present value of the guaranteed obligations.

Loans

From its establishment through December 31, 2004, ADB had approved loans, net of terminations and reductions, aggregating $80,263 million in its ordinary operations. At December 31, 2004, ADB's total amount of outstanding loan commitments in its ordinary operations was $39,865 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 89.9% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were Indonesia (24.3%), the People's Republic of China (23.3%), India (19.2%), the Philippines (9.3%), Pakistan (9.0%), and the Republic of Korea (4.7%).

In 2004, 33 ordinary operations loans totaling $4,051 million were approved compared with 37 ordinary operations loans totaling $4,706 million in 2003. Of the 2004 total approved loans, $3,704 million were public sector loans (member countries and, with the guarantee of the concerned member, government agencies or other public entities) and $347 million were private sector loans, compared with $4,539 million and $167 million, respectively, in 2003. 62.1% of the 2004 total approved ordinary operations loans went to the People's Republic of China and India.

During 2004, loan disbursements totaled $2,508 million, which represented a decrease of 6.7% from the $2,688 million disbursed in 2003. Regular principal repayments for 2004 were $1,162 million ($1,253 million in 2003) while prepayments amounted to $2,790 million ($5,884 million in 2003). On December 31, 2004, the total loans outstanding after allowance for losses and unamortized front-end fees amounted to $24,197 million.

A summary of the ordinary operations outstanding loan commitments of ADB by member as of December 31, 2004 is set forth in Appendix V of the Financial Statements. A breakdown by sector of the ordinary operations loans approved by ADB from its establishment and those loans that were effective (approved loans as to which certain conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2004 is as follows:

Table 5: Sectoral Breakdown of Ordinary Operations Loans
As of December 31, 2004
Amounts in millions of U.S. dollars

	Total Approved Loans		Total Outstanding Effective Loans[a]	
Sector	**Amount**	**Per cent**	**Amount**	**Per cent**
Transport and communications	$20,460	25.5%	$ 9,222	26.5%
Energy	18,787	23.4	6,635	19.1
Finance[b]	11,908	14.8	4,642	13.3
Agriculture and natural resources	7,053	8.8	2,786	8.0
Multisector	6,616	8.2	4,123	11.8
Industry and trade	4,115	5.1	1,102	3.2
Water supply, sanitation, and waste management	3,745	4.7	1,342	3.9
Education	2,792	3.5	1,741	5.0
Law, economic management, and public policy	2,788	3.5	2,411	6.9
Health, nutrition and social protection	1,999	2.5	807	2.3
Total	$80,263	100.0%	$34,811 [c]	100.0%

a Includes outstanding loans and undisbursed effective loans.
b Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
c Includes program loans aggregating $8,888 million and representing 25.5% of total effective loans.

ADB's loans generally cover only a portion of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2004 were estimated, at the time of their respective approvals, to have a total aggregate cost of approximately $148,487 million, of which approximately 35.0% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements.

Public and Private Sector Loans

The majority of ADB ordinary operation loans (97.5%) have been made to the public sector. The rest is to private sector enterprises and financial institutions without government guarantees. A summary of cumulative approvals and portfolio position for public and private sector loans is shown below.

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Public Sector		Private Sector	
	2004	**2003**	**2004**	**2003**
Cumulative Approvals[a]	$78,366	$74,662	$1,896	$1,615
Cumulative Effective Loans[b]	61,996	58,432	1,346	1,169
Cumulative Repayments[c]	28,354	24,648	721	639
Outstanding	$23,818	$25,042	$492	$ 464
Undisbursed[d]	15,044	14,514	511	348
Total Loans	$38,862	$39,556	$1,003	$ 812

a Net of loan terminations and reductions.
b Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to draw down have been satisfied.
c At historical U.S. dollar equivalents.
d Includes not yet effective loans

In its public sector ordinary operations, ADB has not suffered any losses of principal and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments but these have not been material to ADB's operations. As of December 31, 2004, loan loss allowance of $2 million has been provided against one public sector loan that remained in nonaccrual status as of December 31, 2004 (see *Appendix VIII of the Financial Statements, Notes E and K*).

In conjunction with its new income planning framework approved by its Board of Directors in February 2004, ADB provided loan loss reserve of about $219 million for its public sector loan and guarantee portfolios in 2004.

In its private sector operations, ADB provides allowances for possible losses on its private sector loans and diminution in the value of its equity investments. Allowance for losses on impaired private sector loans and equity investments through 2004 totaled $134 million (see *Appendix VIII of the Financial Statements, Notes E and K*). In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

Lending Windows

ADB's currently available lending window is the LIBOR-based loan (LBL) window. The LBL window, introduced on July 1, 2001, is a timely response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL products give borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window, the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. The MBL window provided single-currency loans in U.S. dollars, Japanese yen, or Swiss francs to private sector borrowers and government-guaranteed financial intermediaries at the prevailing market rates. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window on July 1, 2002. For ADB to evolve into a full-fledged LIBOR-based lender, ADB's Board of Directors approved the program of offering its borrowers the option to transform the undisbursed balances of their PSCLs and MBLs into LBLs provided that the undisbursed loan balance was not less than 40% of the loan amount as of June 30, 2001. By December 15, 2002, total undisbursed balances of $7 billion under 97 PSCLs were transformed to LBL terms as scheduled. As of December 31, 2002, the transformation program had been completed. In November 2003, ADB offered to transform PMCLs of $7 billion, which are primarily denominated in Japanese yen, to PSCLs. The purpose of such transformation was to change the accounting method so that the repayment amounts are determined in Japanese yen to help borrowers plan and manage their financial obligations. Under PMCL, repayments are based in U.S. dollars before they are converted to Japanese yen. All PMCL borrowers have confirmed such transformation which took effect in January 2004. A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2004 and December 31, 2003 is presented in *Table 7*.

Table 7: Loan Portfolio by Loan Products
In millions of U.S. dollars

	Public Sector		Private Sector	
	2004	**2003**	**2004**	**2003**
LIBOR-based Loans				
Outstanding	$ 6,400	$ 4,101	$117	$ 76
Undisbursed	14,857	13,710	84	114
Market-based Loans				
Outstanding	617	648	218	235
Undisbursed	91	243	18	105
Pool-based Single Currency (JPY) Loans				
Outstanding	4,965	6,502	8	10
Undisbursed	–	–	–	–
Pool-based Single Currency (US$) Loans				
Outstanding	9,883	11,661	–	–
Undisbursed	96	561	–	–
Others				
Outstanding	1,953	2,130	149	143
Undisbursed	–	–	409	129
Total				
Outstanding	$23,818	$25,042	$492	$464
Undisbursed	$15,044	$14,514	$511	$348

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers floating-rate loans and fixed-rate loans denominated in Euros, Japanese yen or U.S. dollars. Initially, the loans bear a floating interest rate. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The interest rate is the cost base rate plus a spread ("fixed spread") that is specified in the loan agreement. The cost base rate is equal to LIBOR and reset every six months. The fixed spread for public sector borrowers is equal to the ADB basic lending spread prevailing at the time of loan signing whereas the spread for private sector borrowers reflects the credit risk of the specific project and borrower. The current basic lending spread for public sector borrowers is 60 basis points. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. The average lending rates, net of rebate and waiver on the lending spread, of outstanding LBLs in U.S. dollars and Japanese yen as of December 31, 2004 were 1.84% and 0.22%, respectively. For private sector loans, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to specific borrowers and projects.

A commitment fee of 0.75% per annum is currently levied on undisbursed balance of effective loans, beginning 60 days after execution of the applicable loan agreement. For project loans, the commitment fee accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year and 100% thereafter. For program loans, the commitment fee is flat 0.75% per annum. A front-end fee of 1% is charged on public sector loans, with the borrowers being given the option to capitalize the fee.

ADB's Board of Directors has approved, for all ordinary capital resources borrowers that do not have arrears with ADB, a waiver of (i) the entire front-end fee of 1% for all new ordinary operations public sector loans approved from January 1, 2004 to June 30, 2005, and (ii) 20 basis points off the lending spread on public sector loans outstanding from July 1, 2004 to June 30, 2005. On April 12, 2005, the Board of Directors approved the continuation of both waivers through to June 30, 2006.

Public sector LBLs provide for rebates and surcharges. Since the principle of automatic cost pass-through pricing is maintained for LBLs, ADB returns the actual sub-LIBOR funding cost margin achieved to its LBL public sector borrowers through rebates. A surcharge could arise if ADB's funding cost is above the six-month LIBOR. The rebate and surcharge are calculated every January 1 and July 1 of each year based on actual average funding cost margin for the preceding six-month period. In 2004, ADB returned the actual sub-LIBOR funding cost margin of $13 million to its LBL public sector borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. Dollar	Japanese Yen
January 1, 2004	0.35	0.39
July 1, 2004	0.35	0.39

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL Japanese yen and PSCL U.S. dollar are determined on the basis of the previous semester's average cost of borrowings plus a lending spread which is the same lending spread applicable to LBLs. ADB's pool-based variable lending rates for the years 2003, 2004 and the first half of 2005 are shown in *Table 9.*

Table 9: Pool-based Lending Rates[a]
% per annum

	2005	2004	2003	PSCLs
January 1	1.73[b]	2.13	2.74	Japanese yen
	6.06[b]	6.27	6.31	U.S. dollar
July 1		1.93[b]	2.46	Japanese yen
		6.09[b]	6.31	U.S. dollar

a Lending rates are set on January 1 and July 1 every year and are valid for six-month periods.
b Net of waiver of 20 basis points on lending spread.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of the six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable for pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.5% to 0.75% per year on the undisbursed balance are typically charged on a floating rate MBL.

Equity Investments

As of December 31, 2004, ADB had approved 128 equity investments (less cancellations), aggregating $925 million and had participated, to the extent of $40 million, in six equity underwritings, all financed from its ordinary capital resources. The net equity investment commitments (approvals less disposals and sales and allowance for possible losses) amounted to $537 million (about 40.0% of the ceiling under the Charter) as of December 31, 2004. Pursuant to the Charter, the total amount of ordinary capital resources that ADB may invest in equity capital may not exceed 10% of its unimpaired paid-in capital stock, reserves (other than the Special Reserve) and surplus, i.e., $1,345 million at December 31, 2004. When making an equity investment, ADB may not obtain a controlling interest in the entity concerned or become its largest shareholder, except under certain circumstances.

For additional information on Equity Investments, see *Appendix VIII of the Financial Statements, Note F.*

Guarantees

ADB provides guarantees as credit enhancements for eligible projects to cover risks that the private sector cannot easily absorb or manage on its own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has provided guarantees for infrastructure projects, financial institutions, capital markets, and trade finance. Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with Financial Accounting Standards Board

Interpretation No. 45, ADB recognized at the inception of a guarantee the noncontingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII, Note E.*

ADB offers two guarantee products - political risk guarantee and partial credit guarantee - both designed to mitigate risk exposure of commercial lenders and capital market investors. These guarantees are not issued on a stand-alone basis but are provided for projects where ADB has a direct participation such as an equity investment or a loan. ADB cooperates with other multilateral, official, and private sector lenders and insurers in providing its guarantee products.

Political Risk Guarantees

ADB's political risk guarantee (PRG) is designed to facilitate cofinancing by providing lenders and capital market investors in ADB-assisted projects with cover against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or non-transferability, political violence, and breach of contract, and is available for loans and the other forms of debt instruments. Equity instruments are ineligible for PRG coverage. Tenors are based on the merits of the underlying project. All or part of the outstanding debt service obligations to a lender may be covered. The cover may be for principal and/or interest payment obligations. For private sector projects, ADB can issue a PRG without a counterguarantee from the host government. However, PRG exposure to such project is subject to a maximum of $150 million or 50% of the project cost, whichever is lower. Fees are market-based and comprise a guarantee fee, front-end fee, and standby fee. Guarantee fees for transactions backed by the host government counterguarantees comprise a standard fee of 40 basis points (0.4%) per annum on the nominal value of outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. PRGs are callable when a guaranteed event has occurred and such an event has resulted in debt service default to the lender.

Partial Credit Guarantees

The partial credit guarantee (PCG) of ADB provides comprehensive cover (of both commercial and political risks) for a specific portion of the debt service provided by cofinanciers. PCG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, cofinanciers, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. PCGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions. For private sector transactions not supported by a counterguarantee from the host government, the exposure limit is $75 million or 25% of the project cost, whichever is less. Guarantee fees for private sector transactions are market-based. Guarantee fees for transactions backed by government guarantees comprise a standard guarantee fee of 40 basis points (0.4%) per annum on the present value of the outstanding guarantee obligation plus a front-end fee to cover ADB's processing costs. Fees can be charged either to the borrower or the lender.

In 2004, ADB approved a private sector PCG for $65 million equivalent to support a local currency bond issue for the financing of a liquefied natural gas terminal in India. The project was not yet effective as of December 31, 2004.

ADB is committed to further develop the capital markets in the region by using its guarantee products and complementary financing scheme (CFS). ADB's guarantee instruments and CFS are reliable instruments in catalyzing capital flows to its developing member countries by providing necessary credit enhancements.

ADB's exposure on guarantees as of December 31, 2004 and December 31, 2003 is shown below.

Table 10: Outstanding Guarantee Exposure
In millions of U.S. dollars

	2004 Outstanding Amount	2003 Outstanding Amount
Partial Credit Guarantee	$ 1,153	$1,115
Political Risk Guarantee	153	130
Total	$ 1,306	$1,245

Cofinancing and Partnerships with Other Development and Private Sector Organizations

To optimize the development impact of its assistance programs to all developing member countries, ADB maintains close coordination with other development and private sector partners by identifying official and/or commercial cofinancing opportunities that directly complement ADB's public and private sector projects. ADB's main sources of cofinancing are official and commercial. Sources of official cofinancing consist of government or their agencies, mainly through bilateral assistance programs, and multilateral financing institutions. Funding from official agencies may be provided as grants or loans, on a parallel or joint basis. ADB has also been joined by commercial institutions in cofinancing projects in the region, and is continuing to promote increased commercial cofinancing. The cumulative total amount of cofinancing arranged in support of the ADB-assisted operations as of the end of 2004 amounted to $43 billion for 669 loan projects and programs. This amount consisted of $23 billion from official sources and $20 billion from commercial sources. For more information on cofinancing, see *Appendix VIII of the Financial Statements, Note E.*

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, the proceeds of borrowings, and funds derived from ordinary operations.

Capital

The authorized and subscribed capital stock of ADB as of December 31, 2004 was $54,162 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2004, $3,810 million was paid-in and the remainder was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to the member amounts of its currency necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII of the Financial Statements, Note I*).

Paid-in Capital

As of December 31, 2004, 97.6% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2.4% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3 million was so restricted as of December 31, 2004 (see *Appendix VIII of the Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2004, a total of $74 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations. In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2004, 22 ADB members holding 65.0% of the total subscribed capital of ADB and 59.0% of the total voting power were also members of the Organization for Economic Cooperation and Development (OECD). Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 139.5% of ADB's outstanding borrowings after swaps at December 31, 2004.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 8,547	$ 7,949
United States	8,547	7,949
Australia	3,169	2,947
Canada	2,865	2,664
Republic of Korea	2,759	2,566
Germany	2,369	2,203
France	1,275	1,185
United Kingdom	1,119	1,040
Italy	990	921
New Zealand	841	782
Netherlands	562	522
Switzerland	320	297
Austria	186	173
Belgium	186	173
Denmark	186	173
Finland	186	173
Luxembourg	186	173
Norway	186	173
Portugal	186	173
Spain	186	173
Sweden	186	173
Turkey	186	173
Total[a]	$35,226	$32,759

a Total may not add due to rounding.

The capital subscription of all ADB members is shown in *Appendix VII of the Financial Statements.*

Table 12 shows ADB's capital stock and reserves as of December 31, 2004. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII of the Financial Statements, Notes B and I.*

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2004
Subscribed	$54,162
Less: Callable capital subscribed	50,352
Paid-in capital subscribed	3,810
Less: Other adjustments[a]	84
	3,726
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	9,541
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	$13,267

a Comprises $74 million capital transferred to the Asian Development Fund and $10 million of paid-in capital subscribed but not yet due (see *Appendix VIII of the Financial Statements, Note I*).
b For a description of reserves, see *Appendix VIII of the Financial Statements, Note J.*

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in other countries, adhering to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. Based on such policy, the sum of such capital and reserves as of December 31, 2004 was $44,617 million. The aggregate of ADB's outstanding borrowings after swaps and guarantees[2] of $24,986 million as of December 31, 2004 was equivalent to 56.0% of such ceiling or 49.6% of ADB's total callable capital.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; Malaysia; the Netherlands; Republic of Korea; Saudi Arabia; Singapore; Switzerland; Taipei,China; the United Arab Emirates; the United Kingdom and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Eurocommercial Paper Programme (ECP) to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2004 is set forth in *Appendix VI of the Financial Statements.*

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established a Global Medium-Term Note Program (GMTN) designed to increase its responsiveness to opportunities in the private placement market. The amount that can be raised out of the GMTN program annually is subject to the annual global borrowing authorization for ADB as determined by ADB's Board of Directors. Another strategy is to emphasize borrowings with longer maturity ranges to smooth ADB's debt redemption profile. As part of its developmental mandate, ADB contributes to the development of regional

2 Political risk guarantees are charged against both lending and borrowing limitations at the nominal value of the guaranteed obligations with interest accruing to payment period. Partial credit guarantees are charged against the borrowing limitations at the outstanding amount of the guaranteed obligations and against the lending limitation at the present value of the guaranteed obligations.

bond markets through local currency bond issuance. Another objective for the local currency bond issuance is to provide local currency financing for its operations.

In 2004, ADB raised long- and medium-term funds totaling about $1,629 million through 19 borrowing transactions in US dollars, Japanese yen, Hong Kong dollars, Singapore dollars, Indian rupees, and Malaysian ringgit compared to $4,141 million in 2003. The decrease in the 2004 funding size was mainly due to loan prepayments of $3 billion received during 2004. In addition, ADB raised $90 million in short-term funds under its Euro-commercial Paper Program. The average maturity of 2004 long- and medium-term borrowings was 7.9 years compared with 7.6 years in 2003.

Of the total 2004 long-and medium-term borrowings, $1 billion was raised through one benchmark global bond issue and the rest through four local currency bond issues and 14 private placements. These private placements totaling $169 million were undertaken in keeping with the overriding objective of minimizing costs. These private placements were callable foreign exchange-linked notes targeted to institutional investors in Japan. These structured notes typically have principal amounts in Japanese yen and coupon rates linked to foreign exchange rates. All 2004 private placements were swapped on a fully hedged basis into floating rate US dollar liabilities.

As part of its continuing efforts to promote capital market development in the Asia and Pacific region, ADB launched in 2004 local currency bond issues in the domestic capital market of India; Hong Kong, China; Malaysia; and Singapore. Table 14 shows the details of these local currency bond issues. The Indian rupee (INR), Malaysian ringgit (MYR) and Singapore dollar bond issues were ADB's inaugural issues in the domestic markets of those countries. The INR and MYR issues were also the first issues by a foreign and supranational entity as well as the first issues rated triple A by Fitch, Moody's, and Standard & Poor's in those countries.

The following table summarizes ADB's funding operations in 2004 and 2003.

Table 13: Funding Operations
Amounts in millions of U.S. dollars

	2004	2003
Long Term Borrowings		
Total Principal Amount	$1,629	$4,141
Average Maturity to First Call (years)	7.9	7.6
Average Final Maturity (years)	10.7	13.7
Number of Transactions		
Public Offerings	5	2
Private Placements	14	62
Number of Currencies (before swaps)		
Public Offerings	5	2
Private Placements	1	4
Short Term Borrowings[a]		
Total Principal Amount[b]	$ 90	$ 28
Number of Transactions	1	1
Number of Currencies	1	1

a All Euro-commercial paper.
b At year-end, the outstanding principal amount was nil in 2004 and 2003, $200 million in 2002, and $400 million in 2001.

As of December 31, 2004, the total amount of outstanding borrowings after swaps was $23,477 million compared to $25,571 million in 2003. The average life of ADB's outstanding long-term borrowings at the end of the years 2004 and 2003 was 4.8 years and 4.2 years, respectively.

Table 14: Local Currency Borrowings

	Amount (million)	Coupon (%)	Maturity
Hong Kong, China	HK$1,000	2.85	June 25, 2007
India	INR5,000	5.40	February 27, 2014
Malaysia	MYR400	3.94	November 10, 2009
Singapore	S$200	1.845	June 25, 2007

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. At December 31, 2004, the principal amount receivable and payable under outstanding currency swap transactions aggregated $9,237 million and $9,277 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $7,281 million.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2004, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, about 70.8% (72.1% in 2003) of the borrowing portfolio, reflecting the borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, about 27.0% (25.5% in 2003). Of the outstanding borrowings after swaps at December 31, 2004, 45.4% was at fixed rates (51.6% in 2003) and 54.6% at variable rates (48.4% in 2003). *Figures 1 and 2* show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition


Currency Composition of
Outstanding Borrowings (before swaps)
Other Currencies[a]
23.3%
U.S. Dollar
57.2%
Japanese Yen
19.5%
Currency Composition of
Outstanding Borrowings (after swaps)
Other Currencies[b]
2.2%
Japanese Yen
27.0%
U.S. Dollar
70.8%

a Other currencies include Australian dollar, Canadian dollar, Euro, Hong Kong dollar, Indian rupee, Malaysian ringgit, New Taiwan dollar, Pound sterling, Singapore dollar, and Swiss franc.

b Other currencies mainly include Indian rupee, Pound sterling, and Swiss franc.

Figure 2: Effect on Interest Rate Structures


Interest Rate Structure of Outstanding
Borrowings (before swaps)
Variable
9.5%
Fixed
90.5%
Interest Rate Structure of Outstanding
Borrowings (after swaps)
Variable
54.6%
Fixed
45.4%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquidity policy requires that ADB maintains a prudential minimum level of liquidity at all times during the calendar year equivalent to 40% of the proxy net cash requirements for the following three years (the sum of net disbursement and debt redemption). This is to provide capacity for ADB to meet its loan disbursements, debt servicing, and other cash requirements in the event of a major disruption in its cash flows. In addition, the policy allows ADB to maintain a discretionary liquidity portfolio, the primary objective of which is to provide flexibility in the execution of ADB's funding program. ADB's liquidity portfolio also contributes to ADB's earning base.

ADB's Board of Directors has approved certain policy restrictions relating to its investment transactions in the Authority for Investment of Funds Not Needed in Operations (Investment Authority). The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize total return on its liquidity portfolio investment.

ADB's investments are made in the same currencies as received. In compliance with the Charter, ADB does not convert currencies for investment. As of December 31, 2004, liquid investments were held in 19 currencies.

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, asset-backed securities of high credit quality, and derivatives.

The liquid assets are held in four sub-portfolios: core, operational cash, cash cushion, and discretionary liquidity; all of which have different risk profiles and performance benchmarks.

The core portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to achieve the core portfolio's objective of maximizing the total return relative to a defined risk tolerance level. The core portfolio is largely funded by equity. For this part, the performance is measured against external benchmarks with an average duration presently of about two years. The remaining part of the core portfolio is funded by floating rate debt and is invested in high-quality instruments to maximize the spread earned by ADB between borrowing cost and investment income.

The operational cash portfolio is designed to meet net cash requirements over a one-month period. It is funded by equity and invested in short-term, highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursements. The portfolio is invested in short-term instruments and its performance is measured against short-term external benchmarks.

The discretionary liquidity portfolio is funded by floating rate debt and invested in high-quality instruments to maximize the spread earned by ADB between its borrowing cost and investment income. The size of the portfolio depends on factors such as whether there is a need to smoothen the build up of ADB's prudential liquidity over a given time horizon and whether there are opportunities to undertake additional short-term borrowings for market presence purposes. The size of the portfolio is subject to a ceiling approved by the Board of Directors. The portfolio's cost of carry should be positive at all times.

The year-end balance of the above portfolios in 2004 and 2003, including receivables for securities repurchased under resale arrangements and excluding securities transferred under securities lending arrangements and pending sales and purchases, is presented in the following table.

Table 15: Year-End Balance
In millions of U.S. dollars

	2004	2003
Core portfolio	$ 7,387	$ 6,174
Operational cash portfolio	319	2,235
Cash cushion portfolio	1,492	1,394
Discretionary liquidity portfolio	2,467	1,755
Total	$11,665	$11,558

The return on the liquidity portfolios during 2004 and 2003 is presented in the following table.

Table 16: Return on Liquidity Portfolio

	Annualized Financial Return (%)	
	2004	2003
Core portfolio	2.16	2.89
Operational cash portfolio	1.00	1.21
Cash cushion portfolio	0.65	0.68
Discretionary liquidity portfolio[a]	0.42	0.44

a Spread over funding cost

FINANCIAL RISK MANAGEMENT

In undertaking its development banking operations, ADB assumes a variety of financial risks: credit, market (interest rate and foreign exchange), liquidity, and operational. ADB has established an integrated risk management infrastructure designed to ensure that the risks associated with its activities are appropriately identified, measured, monitored, and managed.

Guidelines and constraints relating to the assumption of credit, market, and operational risks are established within the parameters of various policy and operational documents. The Charter sets the broad policy objectives relating to the operations of ADB. General policy guidelines relating to risk assumption and management are articulated in several policy documents approved by ADB's Board of Directors. These include the income planning framework, the Liquidity Policy, and the Investment Authority. At the operational level, specific guidelines relating to the assumption of risk in ADB's financial operations are established by the Office of the President, the Office of the Vice President (Finance and Administration), and the Office of the Treasurer.

Risk Bearing Capacity

On February 19, 2004, the Board of Directors approved a new income planning framework that established the equity-to-loan ratio (ELR) as the key measure of ADB's risk bearing capacity. Consequently, the use of the reserve-to-loan ratio and the interest coverage ratio as ADB's key financial indicators were discontinued. The ELR measures the adequacy of equity capital to absorb unexpected losses from a major

credit event in the public sector loan and guarantee portfolios as well as the ability to generate adequate net income to absorb loss of loan income while also matching growth in the loan and guarantee portfolios. Because ADB's loan and guarantee portfolios are unavoidably highly concentrated in Asia, a credit event involving one borrower could have a significant impact due to high correlations. ADB has established a target ELR of 35% to accommodate this volatility.

In determining ELR, ADB's equity capital is defined as the sum of usable paid-in capital, the ordinary reserve, the special reserve, and surplus. As of December 31, 2004, ELR was 50.5% under the pre-FAS 133 basis (46.8% as of December 31, 2003). ADB's higher-than-target ELR represents a very strong equity capital position relative to the credit risk of the loan and guarantee portfolios indicating that both net income and equity capital are adequate to sustain a major credit event. ADB also protects the ELR from exchange rate fluctuations by periodically aligning the currency composition of its equity to that of its loans.

Under the new income planning framework, ADB also created the loan loss reserve (LLR) account to absorb expected losses from public sector loan and guarantee portfolios. Hence both expected and unexpected losses are addressed through adequate LLR and ELR.

Country Credit Risks

The new income framework approved in 2004 links the adequacy of net income and equity capital to the country credit risk of the public sector loan and guarantee portfolios. A credit risk model is used to estimate expected and unexpected losses in these portfolios, incorporating borrower's default probability, loss given default, projected exposure, and default correlations. In addition, ADB stress tests net income projections to ensure net income is adequate to absorb the loss of loan income due to credit shocks and to support sufficient growth.

In December 2004, ADB adopted an internal country credit risk rating system to assess independently the creditworthiness of its borrowers. ADB also began enhancing the credit risk model to incorporate Monte Carlo simulations expected to be completed in the second half of 2005.

Overdue and Non-performing Loans

If a payment of principal or interest on a public sector loan is not received within 30 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, no further loans to, or guarantees by, the borrower will be presented to the Board of Directors for approval nor will any previously approved loans be signed. In addition, if such payment is not received within 60 days after the due date, a formal notice will be sent to the borrower advising that, unless all its outstanding arrears are received within 30 days of such notice, disbursements on all ADB loans to that borrower will be suspended. Such overdue policy may be temporarily deferred (i) when payments are owed in currencies whose availability in the international financial markets is unduly constrained at the time the payments fall due; (ii) when the overdue amount is less than $50,000; and (iii) when significant partial payments of the overdue amount have been received by ADB, and/or the borrower has made acceptable arrangements to bring the outstanding amounts up to date. It is also the policy of ADB to place loans on nonaccrual status when principal, interest, or other charges are overdue by six months. Provisioning for possible loan losses may be made when principal or interest is in arrears for one year for public sector loans made to or guaranteed by a member and six months for private sector loans. Additional information on the provisioning policy and status of nonaccrual loans can be found in *Appendix VIII of the Financial Statements, Notes B and E.*

Counterparty Credit Risks

Counterparty credit risk is the risk of loss when a derivative counterparty does not honor its obligations, measured by the aggregate positive replacement cost or the net positive marked-to-market value of the derivatives. To mitigate counterparty credit risk, ADB has strict counterparty eligibility criteria. Only those with a minimum rating of A-/A3 and an International Swaps and Derivatives Association master agreement with ADB are eligible to undertake swaps. In addition, ADB has executed Credit Support Annex (CSA) with many counterparties.

ADB utilizes a sophisticated system that allows for daily monitoring and managing of counterparty credit risk exposure. Under the CSA arrangements, derivatives positions are marked-to-market daily, and collateral calls, transfers, and adjustments with counterparties are made in coordination with an external collateral manager. ADB also sets exposure limits on individual counterparties based on their credit ratings and equity and monitors current and potential counterparty exposure against the limit daily.

Market Risks

ADB controls the market risk of its liquid asset investments by adopting investment policy guidelines which only allow for investments in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. The principal source of investment risk arises from income volatility due to interest rate movements. ADB monitors and manages interest rate risks by employing various quantitative methods. All positions are marked-to-market, and risk-sensitive measures, including potential exposure, are calculated and compared to internally established risk limits daily.

ADB manages exchange rates to ensure that the ELR as the measure of equity capital adequacy and risk bearing capacity is immune from fluctuations in exchange rates. ADB can achieve this by periodically aligning the currency composition of loans with that of equity, thus ensuring that fluctuations in exchange rates would have similar effects on both. ADB mitigates the market risks associated with the loan portfolio by passing on all associated costs to borrowers and employing derivatives to closely match the characteristics of loans with those of borrowings.

ADB has an infrastructure designed to ensure that the market risks associated with its activities are fully identified, measured, monitored, and managed. In this regard, ADB recently broadened its market risk management capabilities by (i) improving the risk metrics and assumptions that are used in the valuation and risk analysis of its treasury activities and (ii) enhancing the performance measurements and attribution methodologies used for investment portfolios. Stress testing and scenario analyses have been incorporated as supplementary risk management tools, and ADB has continued to expand on the architecture used to value highly structured borrowings and related swap transactions.

In 2004 ADB upgraded its treasury system and automated a number of manual procedures related to pricing and trade reconciliation. A daily risk, performance, and attribution system was inaugurated for the six major investment portfolios to further enhance risk and performance feedback to treasury management. Moreover, an agreement was reached at the end of the year to outsource risk analyses for the external investment portfolios which will significantly bolster risk-metrics, stress testing, and scenario analyses for ADB's investments in mortgage- and asset-backed securities and corporate bonds.

Liquidity Risks

The objective of ADB's liquidity policy is to ensure the availability of sufficient cash flows to meet all financial commitments despite uncertain conditions in the capital markets. The policy establishes minimum levels of liquidity to maintain expected operations. ADB's liquidity requirements are primarily determined by expected lending volumes and disbursements, redemption of current borrowings, repayments and prepayments of loans, and cash from net income. The policy defines ADB's annual net cash requirement (NCR) to meet large contractual obligations for loan disbursements and debt redemption. ADB relies on borrowings to meet most of these obligations. The proxy NCR is the sum of loan disbursements net of repayments and debt redemption for the year.

Prudential minimum liquidity is set at 40% of the next 3 years' proxy NCR and represents the minimum amount of liquidity necessary for ADB to continue operations even if its access to capital markets is temporarily denied. Maintaining that level enables ADB to cover normal NCR for 20 months and stressed NCR for 14 months without borrowing. In addition, ADB can raise discretionary liquidity, funded entirely by borrowings, to provide flexibility in the funding and debt redemption schedule over time. The policy limits discretionary liquidity to 50% of prudential minimum liquidity. Levels of liquidity, NCR, and proxy NCR are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risks

Operational risk represents the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events including business disruptions and system failure, transaction processing failures, and failure in execution of legal, fiduciary, and agency responsibilities. ADB is exposed to many types of operational risks and attempts to mitigate them by maintaining a system of internal controls and processes, and system upgrades. In addition, ADB has a rigorous process for approving transactions that requires reviews and authorization by all relevant parties to ensure all transactions are properly approved, documented, monitored, and controlled. ADB recently approved a strategy to strengthen its business continuity plan to reduce the impact of disruption affecting its business processes.

Risk Management in Private Sector Operations

ADB maintains a separate risk management unit for private sector operations that provides an independent credit review for private sector projects in the pipeline and existing private sector projects. A special unit separately manages vulnerable private sector projects.

ADB's private sector investments are usually not backed by government guarantees and are exposed to a full range of commercial and political risks. Managing and monitoring those risks is a key priority. ADB evaluates not only the development angle of a project but also analyzes its credit strength, financial viability, and good corporate governance. Each private sector project undergoes an in-depth credit analysis and appraisal prior to approval. The Private Sector Credit Committee provides Management approval for due diligence and guidance on all key issues associated with the investment and endorses submission to the Board of Directors for consideration. When applicable, the projects are reviewed by the Interest Rate Committee and/or the Guarantee Committee.

The current private sector strategy capitalizes on strength in the infrastructure and financial market sectors and will continue to focus assistance there. Nevertheless, ADB remains responsive to the changing needs of its developing member countries and private investment opportunities in other sectors. The objective is to build a diversified private sector portfolio in terms of both countries and sectors while managing concentration risks by establishing appropriate limits for countries, industries and groups. The total amount

of ADB assistance to a single project, including equity investments, loans, and guarantees, must not exceed 25% of the total project cost or $75 million, whichever is lower. ADB uses an internal rating system to classify its exposure based on international credit standards that reflect the risk of timely and full recovery of investments. The rating system is used to monitor risk exposure to individual projects.

ADB has a streamlined investment recovery operation for its private sector projects which generally involve negotiations for financial restructuring, foreclosure, or other remedies, including liquidation. Restructuring is undertaken only when it is expected to improve ADB's prospects for recovery. If the financial condition of the entity has deteriorated beyond recovery, ADB may proceed with liquidation or other legally permissible forms of recovery.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying FAS 133. Other long-term liabilities include accrued liabilities and unfounded pension and postretirement benefits.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are contained in *Note B of Appendix VIII of the Financial Statements.* In the Financial Statements, Management makes estimates in determining the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results could differ from those estimates and could have a material impact on the Financial Statements.

Fair Valuation of Financial Instruments. Under statutory reporting, ADB carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives, including embedded derivatives in the structured borrowings, are separately valued and accounted for in the balance sheet. Fair values for exchange traded securities and derivatives are based on quoted market prices. Fair valuations where market prices are not readily available are determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

All pricing models used for determining fair value of ADB's derivatives are based on discounted expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of the assumptions to reasonably reflect the valuation of transactions. In addition, valuations derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. Nevertheless, ADB believes that the estimates of the fair values are reasonable given existing controls and processes.

SUMMARY OF FINANCIAL PERFORMANCE

The following discussion is based on the financial results prepared under the statutory reported basis.

Net Income

Net income before FAS 133 adjustments was $390 million in 2004 compared with $617 million in 2003. The decrease of $227 million (36.8%) was predominantly due to the following:

a. A decrease in net loan income after interest and financial expenses of $222 million due to the decrease in loan and borrowing balances associated with prepayments from 2003 to 2004. In addition, the waiver of 20 basis points on the lending spread for public sector loans decreased loan income by about $11 million, and $18 million in front-end fees were waived during the year.

b. A reduction of $11 million in investment income due to lower realized gains from the disposal of investment securities.

c. A decrease of $9 million in income from other sources attributed to the proportionate share of losses recognized for equity investments and lower dividends received.

These decreases were partially offset by a $13 million decrease in the provision for private sector loans and equity investments associated with prepayments and disposals and a $2 million write-back of technical assistance.

FAS 133 Adjustments

Favorable FAS 133 adjustments increased to $41 million (unfavorable of $178 million in 2003) due to increased interest rates and the general weakening of the US dollar. These accounted for the increase in the unrealized gains of embedded derivatives, the decrease in unrealized losses of the borrowings-related swap portfolio, and the decline in unrealized gains of the investment swap portfolio (see *Appendix VIII of the Financial Statements, Note K*).

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, a portion of the previous year's actual net income is allocated to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of the net income to support development activities in its developing member countries. In May 2004, the Board of Governors approved allocations of 2003 net income of $219 million to loan loss reserves, $195 million to surplus, $150 million to the Asian Development Fund, and $50 million to the Technical Assistance Special Fund and reduced the Cumulative Revaluation Adjustment Account by 2003 FAS 133 adjustments of $178 million.

Audit Fees

For 2004, PricewaterhouseCoopers LLP (PwC), an international firm, served as ADB's independent external auditors. Administrative expenses for 2004 included the following professional fees paid to PwC: (i) $0.344 million for audit services; and (ii) $4.355 million for non-audit services. No services for financial information systems design and implementation were rendered by PwC during 2004.

PwC also provided audit services to ADB Institute, an organization affiliated with ADB, for which an amount of $16,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services does not compromise PwC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2004, Special Funds consist of the Asian Development Fund, the Technical Assistance Special Fund, the Japan Special Fund, and the ADB Institute Special Fund. The trust funds managed and administered by ADB are the Japan Scholarship Program, Japan Fund for Poverty Reduction, Japan Fund for Information and Communication Technology, and channel financing arrangements of a number of grants provided by bilateral donors to support technical assistance and soft components of loans. These trust funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, additionally for the Technical Assistance Special Fund and Asian Development Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see *Appendix VIII of the Financial Statements, Note K*).

Asian Development Fund

The Asian Development Fund (ADF) is the concessional lending window of ADB that provides loans to certain developing member countries having relatively lower per capita gross national products and more limited debt repayment capacities than some other developing member countries. From its establishment

through December 31, 2004, ADB had approved loans aggregating $30,035 million in its special operations. As of December 31, 2004, outstanding ADF loans amounted to $21,627 million.

Special operations loans approved after 1983 are denominated in SDRs for the purpose of commitment, but disbursed in various currencies. Most ADF loans negotiated prior to January 1, 1999 bear only a service charge of 1% per annum on outstanding amounts and require repayment over periods ranging from 35 to 40 years (including 10 years of grace with respect to principal repayments).

For ADF loans negotiated after January 1, 1999, the service charge has been redesignated as an interest charge and amounts to 1% per annum during the grace period and 1.5% per annum during the amortization period. Project loans have a maturity of 32 years including a grace period of eight years while quick disbursing program loans have a maturity of 24 years including a grace period of eight years. The standard loan terms of ADF loans negotiated after September 17, 1987 are subject to modifications in the event the borrowing country's economic conditions should improve to a specified extent.

As of December 31, 2004, 29 donor members (regional and non-regional) have contributed to ADF. As of the same date, ADF aggregate resources committed to loans and available for loan commitments amounted to $29,571 million, consisting of $26,292 million contributed by members, $74 million set aside by the Board of Governors from ordinary capital resources, $2,132 million of accumulated surplus, $489 million of accumulated other comprehensive income, and $584 million transferred from ordinary capital resources and the Technical Assistance Special Fund.

ADF VIII: The seventh replenishment of ADF (ADF VIII), which was adopted by the Board of Governors on December 13, 2000, is intended to provide resources for ADF lending operations during the period from 2001 through 2004. The total replenishment was $2.79 billion based on the exchange rates specified in the Resolution No. 276 of the ADB's Board of Governors. As of December 31, 2004, Instruments of Contribution totaling $2.93 billion had been received (including a contribution from Luxembourg and an additional contribution from Spain).

ADF IX: The eighth replenishment of the ADF (ADF IX), which covers the 4-year period from 2005 through 2008, was authorized in August 2004 by Resolution No. 300 of the Board of Governors. Donors recommended a replenishment of $7 billion, consisting of $3.3 billion in new contributions from donors and $3.7 billion from internal resources based on the exchange rate specified in the Resolution. ADB IX features a new grant program that may represent up to 21% of its financing framework, including 3% as priority technical assistance.

Technical Assistance Special Fund

The Technical Assistance Special Fund (TASF) is an important source of grant financing for ADB's technical assistance operations. As of December 31, 2004, the total TASF resources amounted to $1,062 million, consisting of $89 million direct voluntary contributions by members, $631 million allocation from ordinary capital resources' net income, $213 million allocations from ADF contributions, and $133 million income from investments and other sources less $4 million transfers to ADF. The uncommitted balance of such resources amounted to $99 million as of December 31, 2004.

Through December 31, 2004, total grant-financed technical assistance approved by ADB amounted to approximately $2,586 million, including $1,221 million to be provided by ADB, $933 million to be provided from the Japan Special Fund, and $432 million administered on behalf of other entities. Such assistance has been approved for 40 of ADB's developing member countries and for certain regional activities. As of December 31, 2004, an aggregate amount of $1,053 million in such assistance had been financed from ADB's ordinary capital resources and the TASF.

Japan Special Fund

The Japan Special Fund (JSF) is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and equity investments. The JSF is financed by the Government of Japan on a grant basis. As of December 31, 2004, the cumulative total contribution received from the Government of Japan to JSF amounted to $877 million equivalent. Of the total contributions received, the uncommitted balance after taking into account approved technical assistance not yet effective as of December 31, 2004 was $118 million. In 2004, ADB approved 69 technical assistance from the JSF totaling $40 million inclusive of those approved but not yet effective.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The costs for operating the ADB Institute are met from the ADB Institute Special Fund ("ADBISF"), which is administered by ADB in accordance with the Statute of ADB Institute. The resources of ADBISF include voluntary contributions, donations, and grants from members, non-government organizations and foundations. As of December 31, 2004, cumulative commitments to the ADBISF were $96 million equivalent excluding translation adjustments. Of the total contributions received, $80 million had been utilized as of December 31, 2004.

Asian Tsunami Fund

In February 2005, ADB approved the creation of the Asian Tsunami Fund (ATF) to channel resources from ADB and other contributors to countries affected by the December 2004 tsunami. The ATF will provide a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. The Board of Governors of ADB has approved the transfer of $312 million from ADB's ordinary capital resources surplus account to the ATF. The Board of Governors of ADB will also be asked to approve an additional transfer of $288 million from ADB's 2004 ordinary capital resources net income to the ATF.

Trust Funds Managed by ADB:

Japan Scholarship Program

The Japan Scholarship Program, funded by the Government of Japan, was established to provide opportunity for qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region. As of December 31, 2004, the cumulative total of grants received from the Government of Japan for such program was $68 million. At the end of 2004, a total of 1,780 scholarships have been awarded to recipients from 34 member countries.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction (JFPR) was established in May 2000 to support ADB-financed projects with poverty reduction and related social development activities on a grant basis in line with ADB's poverty reduction strategy. As of December 31, 2004, the Government of Japan's total contribution to the JFPR amounted to about $327 million equivalent. At the end of 2004, ADB had approved 53 JFPR projects amounting to $146 million in total.

Japan Fund for Information and Communication Technology

The Japan Fund for Information and Communication Technology (JFICT) was established in July 2001 for a three-year period to harness the potential of information and communication technology and bridge the digital divide in the region to help reduce poverty. The JFICT is financed with a contribution of about $10.7 million from the Government of Japan. The JFICT was extended by one year to accommodate new proposals. As of December 31, 2004, eight projects have been approved for implementation amounting to $7 million in total.

Channel Financing Arrangements

The mobilization of official grant cofinancing plays a vital role in ADB operations. ADB mobilizes grant funds from external sources to support ADB's technical assistance program and finance mostly soft components of loan projects. A majority of grants for technical assistance are provided by bilateral donors under channel financing arrangements (CFAs). ADB acts as an administrator of the funds and applies its own guidelines and procedures on recruitment of consultants, procurement, disbursement, and project supervision. Under a CFA, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund and indicates its preferred sectors and recipient countries in the use of the fund. In addition, the specific activities to be financed under the fund are to be agreed upon by the donor and ADB. ADB is responsible for project preparation, processing and administration. CFAs may be replenished with additional funds at the donor's discretion.

The primary advantage of CFAs is that funding for several individual technical assistance projects may be provided under a single agreement. Accordingly, they minimize the need for detailed negotiations on a case-by-case basis and foster administrative efficiency. The first CFA was negotiated in 1980. Since then, ADB has entered into CFAs with the following bilateral development partners: Australia, Belgium, Canada, Denmark, Finland, France, Italy, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland, and United Kingdom.

In addition to the traditional type of CFA which may be used for several sectors, thematic CFAs with bilateral agencies have increased sharply in recent years in such areas as renewable energy, climate change, poverty reduction, governance, water, gender and development, and poverty and environment. Several thematic CFAs have been packaged as umbrella facilities to allow more than one donor to contribute. Recently, mobilizing grant funds has been explored with private sector entities.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted towards his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be re-elected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be re-elected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice Presidents. Each Vice President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of March 31, 2005:

Executive Directors	Alternate Executive Directors	Members Represented[1]
Rolf Eckermann (Germany)	David Taylor (United Kingdom)	Austria; Germany; Luxembourg; Turkey; United Kingdom
Emile Gauvreau (Canada)	Geert Jan Engelsman (The Netherlands)	Canada; Denmark; Finland; The Netherlands; Norway; Sweden
Agus Haryanto (Indonesia)	Richard Stanley (New Zealand)	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Chol-Hwi Lee (Republic of Korea)	Batir Mirbabayev (Uzbekistan)	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Marita Magpili-Jimenez (Philippines)	M. Akram Malik (Pakistan)	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Michele Miari Fulcis (Italy)	Niklaus Zingg (Switzerland)	Belgium; France; Italy; Portugal; Spain; Switzerland
Masaki Omura (Japan)	Masaichiro Yamanishi (Japan)	Japan
Ashok Saikia (India)	M. Saiful Islam (Bangladesh)	Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan
Stephen Sedgwick (Australia)	Richard Moore (Australia)	Australia; Azerbaijan; Cambodia; Federated States of Micronesia; Hong Kong, China; Kiribati; Nauru; Palau; Solomon Islands; Tuvalu
Paul W. Speltz (United States)	Troy Wray (United States)	United States
Chaiyuth Sudthitanakorn (Thailand)	Sein Tin (Myanmar)	Malaysia; Myanmar; Nepal; Singapore; Thailand
Xiaosong Zheng (People's Republic of China)	Xiaolong Mo (People's Republic of China)	People's Republic of China

[1] Afghanistan and Turkmenistan are not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

Haruhiko Kuroda	President
Liqun Jin	Vice-President (Operations 1)
Joseph B. Eichenberger	Vice-President (Operations 2)
G.H.P.B. van der Linden	Vice-President (Knowledge Management & Sustainable Development)
Khempheng Pholsena	Vice-President (Finance and Administration)
Young-Hoi Lee	Managing Director General
Jeremy H. Hovland	The Secretary
Arthur M. Mitchell	General Counsel
H. Satish Rao	Director General, East and Central Asia Department
Kunio Senga	Director General, South Asia Department
Shamshad Akhtar	Director General, Southeast Asia Department
Vacant	Director General, Pacific Department
Rajat M. Nag	Director General, Mekong Department
Robert Bestani	Director General, Private Sector Operations Department
B. N. Lohani	Director General, Regional and Sustainable Development Department
Kazu Sakai	Director General, Strategy and Policy Department
Bruce Murray	Director General, Operations Evaluation Department
Hideo Nakajima	Director General, Budget, Personnel and Management Systems Department
Ifzal Ali	Chief Economist, Economics and Research Department
Philip C. Erquiaga	Principal Director, Office of Cofinancing Operations
Philip Daltrop	Principal Director, Central Operations Services Office
Robert L.T. Dawson	Principal Director, Office of Administrative Services
Vacant	Principal Director, Office of External Relations
Thelma A. Diaz	Principal Director, Office of Information Systems and Technology
Mikio Kashiwagi	Treasurer
Ping-Yung Chiu	Controller
Peter Egens Pedersen	Auditor General

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying on of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic Commission for Asia and the Far East (now called the United Nations Economic and Social Commission for Asia and the Pacific), and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES





REPORT OF INDEPENDENT AUDITORS

Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Ordinary Capital Resources at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2004 and 2003, and of statement of subscriptions to capital stock and voting power as at December 31, 2004 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
March 14, 2005

ASIAN DEVELOPMENT BANK—

BALANCE

December 31, 2004

Expressed in Thousands of

ASSETS

	2004		2003	
DUE FROM BANKS (Notes B and C)		$ 76,405		$ 1,397,948
INVESTMENTS (Notes B, C, D, and J)				
Government and government-guaranteed obligations	$ 4,882,882		$ 3,033,055	
Time deposits	2,842,131		3,290,443	
Other securities	2,965,082	10,690,095	2,909,440	9,232,938
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes B and D)		2,040,302		2,317,819
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes B and D)		1,330,948		2,207,900
LOANS OUTSTANDING (Appendix V) (Notes A, B, E, and O) (Including FAS 133 adjustment of $870 - 2004 and $985 - 2003 and unamortized front end fee of $28,349 - 2004 and $25,395 - 2003)				
Members and guaranteed by members	23,790,425		25,017,046	
Private sector	490,476		463,402	
	24,280,901		25,480,448	
Less—allowance for loan losses	84,304	24,196,597	82,381	25,398,067
EQUITY INVESTMENTS (Notes A, B, and F)		257,437		228,956
ACCRUED INCOME				
On investments	90,673		76,340	
On loans	238,899	329,572	264,010	340,350
RECEIVABLE FROM MEMBERS (Note I)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	207,181		236,403	
Subscription installments	–	207,181	739	237,142
RECEIVABLE FROM SWAPS (Notes B, D, H, and O)				
Investments	1,562,113		1,087,833	
Borrowings	9,589,335	11,151,448	9,776,335	10,864,168
OTHER ASSETS				
Property, furniture, and equipment (Notes B and G)	164,274		166,787	
Investment related receivables	175,440		129,745	
Unamortized issuance cost of borrowings	48,584		61,319	
Miscellaneous (Note L)	121,353	509,651	121,499	479,350
TOTAL		**$50,789,636**		**$52,704,638**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

SHEET
and 2003
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES

	2004		2003	
BORROWINGS (Appendix VI) (Notes B and H) (Including FAS 133 adjustment of $2,585 - 2004 and $2,829 - 2003)		$ 23,921,444		$ 26,263,929
ACCRUED INTEREST ON BORROWINGS		264,682		307,282
PAYABLE FOR SWAPS (Notes B, D, H, and O)				
Investments	$ 1,797,218		$ 1,226,701	
Borrowings	8,853,828	10,651,046	8,988,579	10,215,280
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note B)		2,061,489	2,520,991	
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	325,508		261,729	
Undisbursed technical assistance commitments (Note K)	20,806		40,692	
Miscellaneous (Notes B, E, G, and L)	277,884	624,198	242,295	544,716
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and I)				
Authorized (SDR34,991,710,000)				
Subscribed (SDR34,991,710,000)	54,161,568		51,996,631	
Less—"callable" shares subscribed	50,352,179		48,339,510	
"Paid-in" shares subscribed	3,809,389		3,657,121	
Less—subscription installments not due	9,874		15,813	
Subscription installments matured	3,799,515		3,641,308	
Less—capital transferred to the Asian Development Fund	73,692		70,746	
	3,725,823		3,570,562	
Net notional amounts required to maintain value of currency holdings (Notes B and I)	(642,944)		(620,805)	
Ordinary reserve (Note J)	8,865,414		8,892,584	
Special reserve (Note J)	189,539		186,066	
Loan loss reserve (Note J)	218,800		–	
Surplus (Note J)	312,117		116,645	
Cumulative revaluation adjustments account (Note I)	193,870		372,257	
Net income after appropriation (Appendix II) (Note J)	427,080		435,886	
Accumulated other comprehensive income (Appendix IV) (Notes B and J)	(22,922)	13,266,777	(100,755)	12,852,440
TOTAL		**$50,789,636**		**$52,704,638**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004			2003		
INCOME (Note K)						
From loans (Notes B and E)						
Interest	$931,065			$1,222,968		
Commitment charge	50,521			49,286		
Other	60,869	$1,042,455		110,695	$1,382,949	
From investments (Notes B and D)						
Interest	265,557			251,175		
Net gain on sales	33,196			63,293		
Net loss from derivatives	(1,384)	297,369		(5,771)	308,697	
From other sources—net (Notes E and P)		39,433			48,527	
TOTAL INCOME			$1,379,257			$1,740,173
EXPENSES (Note K)						
Interest and other financial expenses (Note H)		868,800			987,509	
Administrative expenses (Note M)		118,321			118,440	
Technical assistance to member countries		(2,404)			(358)	
Provision for losses (Notes B and E)		4,950			18,007	
TOTAL EXPENSES			989,667			1,123,598
OTHER INCOME (EXPENSES) - FAS 133 ADJUSTMENTS (Notes B and K)			40,963			(178,387)
NET INCOME			430,553			438,188
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE (Note J)			3,473			2,302
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE			**$427,080**			**$435,886**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 956,714	$ 1,315,860
Interest on investments received	299,856	296,533
Interest and other financial expenses paid	(787,517)	(919,503)
Administrative expenses paid	(69,895)	(78,392)
Technical assistance disbursed	(16,805)	(23,880)
Others-net	18,386	6,586
Net Cash Provided by Operating Activities	400,739	597,204
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	8,686,524	8,972,878
Maturities of investments[1]	534,374,687	150,581,589
Purchases of investments[1]	(543,575,272)	(162,514,161)
Principal collected on loans	3,952,679	7,136,818
Loans disbursed	(2,393,583)	(2,535,704)
Net currency and interest rate swaps	1,323	11,151
Property, furniture, and equipment acquired	(8,266)	(12,403)
Net sales of equity investments	6,141	15,385
Net Cash Povided by Investing Activities	1,044,233	1,655,553
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	1,720,375	3,316,994
Borrowings redeemed	(4,482,563)	(4,721,249)
Matured capital subscriptions collected[2]	2,830	4,961
Borrowing issuance expenses paid	(719)	(18,825)
Demand obligations of members encashed	40,639	37,210
Net currency and interest rate swaps	151,559	226,771
Resources transferred to ADF	(150,000)	(200,000)
Resources transferred to TASF	(50,000)	(80,000)
Net Cash Used in Financing Activities	(2,767,879)	(1,434,138)
Effect of Exchange Rate Changes on Due from Banks	1,364	75,375
Net (Decrease) Increase in Due from Banks	(1,321,543)	893,994
Due from Banks at Beginning of Year	1,397,948	503,954
Due from Banks at End of Year	$ 76,405	$ 1,397,948
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 430,553	$ 438,188
Adjustments to reconcile net income to net cash provided by operating activities:		
FAS 133 adjustments	(40,963)	178,387
Depreciation and amortization	146,632	184,418
Change in accrued income, including interest and commitment charges added to loans	(89,012)	(64,976)
Net gain from sales of investments and early redemption of borrowings	(62,248)	(92,362)
Change in accrued interest and other expenses	16,965	(17,817)
Change in undisbursed technical assistance commitments	(19,886)	(24,153)
Provision for losses charged	4,950	18,007
Change in administrative expenses receivable from ADF	3,693	(8,213)
Others—net	10,055	(14,275)
Net Cash Provided by Operating Activities	$ 400,739	$ 597,204

1 Includes cashflows associated with securities transferred under securities lending and resale arrangements.
2 Supplementary disclosure of noncash financing activities:
Nonnegotiable, noninterest-bearing demand promissory notes amounting to $2,912 ($4,050 - 2003) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—

STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— December 31, 2002	**$3,246,837**	**$ (488,456)**	**$8,470,092**	**$183,764**	**$ -**	**$116,645**	**$147,501**	**$977,815**	**$(302,035)**	**$12,352,163**
Comprehensive income for the year 2003 (Note J)				2,302				435,886	201,280	639,468
Change in SDR value of paid-in shares subscribed	322,843									322,843
Change in subscription installment not due	(3,177)									(3,177)
Additional paid-in share subscribed during the year	10,314									10,314
Change in SDR value of capital transferred to Asian Development Fund	(6,255)									(6,255)
Change in notional maintenance of value		(132,349)								(132,349)
Allocation of 2002 net income to ordinary reserve (Note J)			473,059					(473,059)		-
Allocation of 2002 net income to cumulative revaluation adjustment account (Note J)							224,756	(224,756)		-
Allocation of 2002 net income to TASF and ADF (Note J)								(280,000)		(280,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note J)			(50,567)							(50,567)
Balance— December 31, 2003	**$3,570,562**	**$(620,805)**	**$8,892,584**	**$186,066**	**$ -**	**$116,645**	**$372,257**	**$435,886**	**$(100,755)**	**$12,852,440**

ORDINARY CAPITAL RESOURCES

IN CAPITAL AND RESERVES
December 31, 2004 and 2003
United States Dollars (Notes B and I)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance— December 31, 2003	**$3,570,562**	**$(620,805)**	**$8,892,584**	**$186,066**	**$ -**	**$116,645**	**$372,257**	**$435,886**	**$(100,755)**	**$12,852,440**
Comprehensive income for the year 2004 (Note J)				3,473				427,080	77,833	508,386
Change in SDR value of paid-in shares subscribed	153,065									153,065
Change in subscription installments not due	5,142									5,142
Change in SDR value of capital transferred to Asian Development Fund	(2,946)									(2,946)
Change in notional maintenance of value		(22,139)								(22,139)
Allocation of 2003 net income to surplus (Note J)						195,472		(195,472)		
Allocation of 2003 net income to TASF and ADF (Note J)								(200,000)		(200,000)
Allocation of 2003 net income to loan loss reserve (Note J)					218,800			(218,800)		-
Reduction of cumulative revaluation account by 2003 FAS 133 adjustment (Note J)							(178,387)	178,387		-
Charge to ordinary reserve for change in SDR value of capital stock (Note J)			(27,170)							(27,170)
Balance— December 31, 2004	**$3,725,823**	**$(642,944)**	**$8,865,414**	**$189,539**	**$218,800**	**$312,117**	**$193,870**	**$427,080**	**$(22,922)**	**$13,266,777**

Accumulated Other Comprehensive Income (Note J)
For the Years Ended December 31, 2004 and 2003
Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains(Losses)		Minimum Pension Liability Adjustment		Accumulated Other Comprehensive Income	
	2004	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Balance, January 1	$ (11,437)	$ (20,331)	$ (125,520)	$ (464,731)	$ 45,504	$ 183,027	$ (9,302)	$ -	$ (100,755)	$ (302,035)
Amortization	4,995	8,894	-	-	-	-	-	-	4,995	8,894
Other comprehensive income for the year	-	-	105,194	339,211	(31,232)	(137,523)	(1,124)	(9,302)	72,838	192,386
Balance—December 31	**$(6,442)**	**$(11,437)**	**$(20,326)**	**$(125,520)**	**$14,272**	**$45,504**	**$(10,426)**	**$(9,302)**	**$(22,922)**	**$(100,755)**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2004
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding	Undisbursed Balances of Effective Loans	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Afghanistan	$ -	$ -	$ 35,000	$ 35,000	0.09
Azerbaijan	-	-	10,000	10,000	0.02
Bangladesh	183,572	482,495	30,600	696,667	1.75
China, People's Rep. of	4,896,593	3,114,367	1,259,900	9,270,860	23.26
Fiji Islands	65,735	70,785	-	136,520	0.34
India	2,528,879	2,859,024	2,286,005	7,673,908	19.25
Indonesia	8,219,283	1,298,693	187,400	9,705,376	24.35
Kazakhstan	210,162	31,557	34,600	276,319	0.69
Korea, Rep. of	1,877,057	-	-	1,877,057	4.71
Malaysia	377,922	21,268	-	399,190	1.00
Marshall Islands	3,910	-	-	3,910	0.01
Micronesia, Fed. States of	-	-	4,800	4,800	0.01
Mongolia	4,500	-	-	4,500	0.01
Myanmar	-	-	-	-	-
Nauru	2,300	-	-	2,300	0.01
Nepal	34,238	-	-	34,238	0.09
Pakistan	1,855,747	1,353,331	394,879	3,603,957	9.04
Papua New Guinea	173,785	120,883	-	294,668	0.74
Philippines	2,748,350	526,761	446,000	3,721,111	9.33
Sri Lanka	172,343	137,960	105,000	415,303	1.04
Thailand	561,487	52,451	-	613,938	1.54
Uzbekistan	246,305	411,745	110,000	768,050	1.93
Viet Nam	142,082	10,059	120,000	272,141	0.68
	24,304,250	10,491,379	5,024,184	39,819,813	99.89
Regional	5,000	10,500	29,500	45,000	0.11
TOTAL – December 31, 2004	24,309,250	10,501,879	5,053,684	39,864,813	100.00
Allowance for loan losses	(84,304)	-	-	(84,304)	
Unamortized front-end fee	(28,349)	-	-	(28,349)	
NET BALANCE – December 31, 2004	**$24,196,597**	**$10,501,879**	**$5,053,684**	**$39,752,160**	
Made up of loans to:					
Members and guaranteed by members	$ 23,788,125	$ 10,344,131	$ 4,700,180	$ 38,832,436	
Private sector	408,472	157,748	353,504	919,724	
Net balance – December 31, 2004	$ 24,196,597	$ 10,501,879	$ 5,053,684	$ 39,752,160	
TOTAL – December 31, 2003	$ 25,505,843	$ 9,267,881	$ 5,593,605	$ 40,367,329	
Allowance for loan losses	(82,381)	-	-	(82,381)	
Unamortized front-end fee	(25,395)	-	-	(25,395)	
NET BALANCE – December 31, 2003	**$25,398,067**	**$ 9,267,881**	**$5,593,605**	**$40,259,553**	
Made up of loans to:					
Members and guaranteed by members	$ 25,016,806	$ 9,178,750	$ 5,335,082	$ 39,530,638	
Private sector	381,261	89,131	258,523	728,915	
Net balance – December 31, 2003	$ 25,398,067	$ 9,267,881	$ 5,593,605	$ 40,259,553	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $286,791 ($496,769 - 2003), on pool-based variable lending rate loans totaled $14,879,834 ($18,172,584 - 2003), and on LIBOR-based loans and market-based loans totaled $9,142,625 ($6,836,490 - 2003). The average yield on loans was 4.16% (4.56% - 2003).

2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totaling $205,928 ($141,882 - 2003).

3 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $10,500.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES

OF LOANS
and 2003
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

	Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2005	$3,047,969	2014	10,375,835	
	2006	1,457,989	2019	7,919,525
	2007	1,576,139	2024	4,723,935
	2008	1,750,487	2029	2,015,530
	2009	1,906,995	2031	36,725[3]
			Total	**$34,811,129**

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2004	2003	Currency	2004	2003
Euro	$ 6,025	$ 9,056	Swiss franc	37,050	66,491
Japanese yen	6,034,805	7,248,973	United States dollar	18,210,534	18,181,323
Indian rupee	20,836	–			
			Total	**$24,309,250**	**$25,505,843**

ASIAN DEVELOPMENT BANK—

SUMMARY STATEMENT
December 31, 2004
Expressed in Thousands of

	Borrowings Principal Outstanding [1]		Swap Arrangements [2] Payable (Receivable) [3]	
	2004	2003	2004	2003
Australian dollar	$ 1,854,960	$ 2,497,435	$ (1,841,031)	$(2,455,801)
Canadian dollar	479,169	429,238	(476,539)	(404,477)
Euro	1,495,866	1,379,266	(1,635,741)	(1,516,492)
Hong Kong dollar	205,756	77,274	(211,344)	(79,093)
Indian rupee	114,482	–	11,873	–
			(220)	–
Japanese yen	4,718,762	4,913,314	3,406,344	3,276,949
			(1,772,498)	(1,667,193)
Malaysian ringgit	105,263	–	(104,585)	–
New Taiwan dollar	218,955	382,240	(209,561)	(381,836)
Pound sterling	189,613	175,266	–	–
Singapore dollar	122,268	–	(122,363)	–
Swiss franc	861,432	1,016,539	(546,636)	(505,801)
United States dollar	13,845,588	15,488,271	5,435,611	5,711,630
			(2,668,817)	(2,765,642)
Subtotal	24,212,114	26,358,843	(735,507)	(787,756)
Unamortized discounts/ premiums and transition adjustments	74,302	54,560		
Embedded derivatives	(364,972)	(149,474)		
FAS 133 Adjustments				
Total	$23,921,444	$26,263,929		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING [5]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2005	$3,873,624	2014	4,844,475
2006	3,062,073	2019	1,766,494
2007	5,708,152	2024	343,519
2008	2,380,422	2029	468,389
2009	1,726,040	2034	38,926
		Total	**$24,212,114**

1 Includes zero coupon and deep discount borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2004	Aggregate Face Amount 2003	Discounted Value 2004	Discounted Value 2003
Australian dollar	$1,028,940	$988,218	736,378	$674,473
Canadian dollar	664,424	618,573	479,169	429,239
Swiss franc	431,502	393,767	244,313	211,812
United States dollar	1,782,903	$2,458,966	$1,055,588	1,648,271

2 Include currency and interest rate swaps. At December 31, 2004, the remaining maturity of swap agreements ranged from less than one year to 30 years. Approximately 71.24% of the swap receivables and 74.28% of the payables are due before January 1, 2010.

ORDINARY CAPITAL RESOURCES

OF BORROWINGS
and 2003
United States Dollars (Note B)

	Net Currency Obligation[3]		Weighted Average Cost (%) After Swaps[4]
	2004	2003	2004
	$ 13,929	$ 41,634	11.51
	2,630	24,761	4.91
	(139,875)	(137,226)	(0.13)
	(5,588)	(1,819)	(0.08)
	126,135	-	4.61
	6,352,608	6,523,070	1.39
	678	-	4.61
	9,394	404	(2.35)
	189,613	175,266	11.58
	(95)	-	1.12
	314,796	510,738	5.72
	16,612,382	18,434,259	4.22
	23,476,607	25,571,087	3.61
			(0.24)
			3.37

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Pay Fixed	Pay Floating[6]	Maturing Through[7]
Receive Fixed Swaps:					
Australian dollar [8]	$ 175,166	3.75	3.59	(0.33)	2005-2032
Euro [9]	97,314	4.40	3.62		2010
Indian rupee	125,014	5.40	4.98		2014-2019
United States dollar	5,983,061	3.46	1.90		2006-2018
United States dollar [10]	48,657	2.14	(0.33)		2016-2027
Receive Floating Swaps:					
Japanese yen	763,018	0.30	0.62	(0.34)	2005-2032
United States dollar	88,229	2.61	5.37		2007-2017
Total	**$7,280,459**				

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.
4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Bonds with put and call options were considered maturing on the first put or call date.
6 Represent average current floating rates, net of spread.
7 Swaps with early termination date were considered maturing on the first termination date.
8 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
9 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
10 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2004
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
			Par Value of Shares				
MEMBER	Number of Shares	Percent of Total	Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 18,497	$ 12,584	$ 5,913	15,080	0.345
Australia	204,740	5.851	3,169,048	2,947,118	221,929	218,625	4.998
Azerbaijan	15,736	0.450	243,568	226,434	17,135	29,621	0.677
Bangladesh	36,128	1.032	559,204	520,043	39,160	50,013	1.143
Bhutan	220	0.006	3,405	3,049	356	14,105	0.322
Cambodia	1,750	0.050	27,087	22,475	4,613	15,635	0.357
China, People's Rep. of	228,000	6.516	3,529,075	3,281,870	247,206	241,885	5.530
Cook Islands	94	0.003	1,455	1,362	93	13,979	0.320
Fiji Islands	2,406	0.069	37,241	34,625	2,616	16,291	0.372
Hong Kong, China	19,270	0.551	298,269	277,373	20,896	33,155	0.758
India	224,010	6.402	3,467,316	3,224,507	242,810	237,895	5.439
Indonesia	192,700	5.507	2,982,688	2,773,822	208,866	206,585	4.723
Japan	552,210	15.781	8,547,327	7,948,747	598,581	566,095	12.942
Kazakhstan	28,536	0.816	441,692	410,750	30,941	42,421	0.970
Kiribati	142	0.004	2,198	2,043	155	14,027	0.321
Korea, Rep. of	178,246	5.094	2,758,963	2,565,777	193,186	192,131	4.393
Kyrgyz Republic	10,582	0.302	163,792	152,323	11,469	24,467	0.559
Lao PDR	492	0.014	7,615	6,795	820	14,377	0.329
Malaysia	96,350	2.754	1,491,344	1,386,896	104,448	110,235	2.520
Maldives	142	0.004	2,198	2,043	155	14,027	0.321
Marshall Islands	94	0.003	1,455	1,362	93	13,979	0.320
Micronesia, Fed. States of	142	0.004	2,198	2,043	155	14,027	0.321
Mongolia	532	0.015	8,235	7,662	573	14,417	0.330
Myanmar	19,270	0.551	298,269	277,373	20,896	33,155	0.758
Nauru	142	0.004	2,198	2,043	155	14,027	0.321
Nepal	5,202	0.149	80,519	74,869	5,650	19,087	0.436
New Zealand	54,340	1.553	841,096	782,201	58,895	68,225	1.560
Pakistan	77,080	2.203	1,193,075	1,109,523	83,552	90,965	2.080
Palau	114	0.003	1,765	1,641	124	13,999	0.320
Papua New Guinea	3,320	0.095	51,388	47,813	3,576	17,205	0.393
Philippines	84,304	2.409	1,304,891	1,213,522	91,369	98,189	2.245
Samoa	116	0.003	1,795	1,610	186	14,001	0.320
Singapore	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Solomon Islands	236	0.007	3,653	3,405	248	14,121	0.323
Sri Lanka	20,520	0.586	317,617	295,374	22,242	34,405	0.787
Taipei,China	38,540	1.101	596,538	554,777	41,761	52,425	1.199
Tajikistan	10,134	0.290	156,858	145,822	11,036	24,019	0.549
Thailand	48,174	1.377	745,656	693,432	52,224	62,059	1.419
Timor-Leste	350	0.010	5,417	5,030	387	14,235	0.325
Tonga	142	0.004	2,198	2,043	155	14,027	0.321
Turkmenistan	8,958	0.256	138,656	128,904	9,751	22,843	0.522
Tuvalu	50	0.001	774	712	62	13,935	0.319
Uzbekistan	23,834	0.681	368,912	343,079	25,833	37,719	0.862
Vanuatu	236	0.007	3,653	3,405	248	14,121	0.323
Viet Nam	12,076	0.345	186,917	165,480	21,438	25,961	0.594
Total Regional	**2,212,895**	**63.241**	**34,252,074**	**31,837,072**	**2,415,002**	**2,837,720**	**64.878**
NONREGIONAL							
Austria	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Belgium	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Canada	185,086	5.289	2,864,835	2,664,220	200,616	198,971	4.549
Denmark	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Finland	12,040	0.344	186,360	173,312	13,048	25,925	0.593
France	82,356	2.354	1,274,739	1,185,460	89,279	96,241	2.200
Germany	153,068	4.374	2,369,248	2,203,319	165,928	166,953	3.817
Italy	63,950	1.828	989,844	920,516	69,328	77,835	1.780
Luxembourg	12,040	0.344	186,360	173,250	13,110	25,925	0.593
The Netherlands	36,294	1.037	561,773	522,442	39,331	50,179	1.147
Norway	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Portugal	12,040	0.344	186,360	173,250	13,110	25,925	0.593
Spain	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Sweden	12,040	0.344	186,360	173,312	13,048	25,925	0.593
Switzerland	20,650	0.590	319,629	297,232	22,397	34,535	0.790
Turkey	12,040	0.344	186,360	173,312	13,048	25,925	0.593
United Kingdom	72,262	2.065	1,118,500	1,040,179	78,321	86,147	1.970
United States	552,210	15.781	8,547,327	7,948,747	598,581	566,095	12.942
Total Nonregional	**1,286,276**	**36.759**	**19,909,494**	**18,515,107**	**1,394,387**	**1,536,206**	**35.122**
TOTAL	**3,499,171**	**100.000**	**$54,161,568**	**$50,352,179**	**$3,809,389**	**4,373,926**	**100.000**

Note: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and retained earnings.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2004, the total of such loans, equity investments, and guarantees aggregated approximately 64.7% (67.7% - 2003) of the total subscribed capital, reserves, and surplus as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2004, such equity investments represented approximately 4.0% (3.2% - 2003) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

Assets and liabilities are translated from their functional currencies to the reporting currency generally at the applicable rates of exchange at the end of a reporting period. Income and expense amounts are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments other than those relating to maintenance of SDR capital values (see *Notes I and J*), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the Special Drawing Right (SDR) at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2004, the value of the SDR in terms of the current United States dollar was $1.54784 ($1.48597 - 2003) giving a value for each share of ADB's capital equivalent to $15,478.40 ($14,859.70 - 2003). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, collectively referred as FAS 133, became effective for ADB on January 1, 2001. FAS 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the Balance Sheet as either an asset or liability measured at its fair value. Changes in the fair value of derivatives are recorded in net income or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The cumulative effect of a change in accounting principle includes the difference between the carrying value and the fair value of the derivative instruments in the borrowings portfolio as well as loans that met hedge criteria on December 31, 2000, offset by any gains or losses on these borrowings and loans for which a fair value exposure was being hedged. The net effect gave rise to a transition loss of $81,657,000 in comprehensive income and a gain of $34,656,000 was reported in net income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed before the initial application of this statement.

Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin.

Securities Transferred Under Securities Lending Arrangement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value. Securities received under resale arrangements are not recorded on ADB's balance sheet.

Loans

ADB's loans are made to or guaranteed by members, with the exception of loans to the private sector, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. With the introduction of LIBOR-based loans in 2001, in line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in nonaccrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt

rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the allowance for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

Effective 2000, ADB levies front-end fees on all new public sector loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, entire front-end fee on all new public sector loans approved during the year was waived.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to public sector and private sector borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (*see Note E*) in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. The liability is included in "Miscellaneous liabilities".

Front-end fee income on guarantees received is deferred and amortized over the period of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

Investments in equity securities without readily determinable fair values are reported at cost less probable losses inherent in the portfolio but not specifically identifiable.

The reserve against losses for equity investments is reviewed quarterly based on Management's evaluation of potential losses for such investments. Equity investments with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." ADB applies the equity method of accounting to one investment where it has the ability to exercise significant influence and to equity investments in limited partnership.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In April and December 2003, FASB issued FAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" and FIN No. 46 (revised), "Consolidation of Variable Interest Entities", respectively. These standards do not have a significant impact on ADB's financial statements.

In December 2003, FASB issued FAS No. 132 (Revised 2003), "Employers Disclosures about Pensions and Other Postretirement Benefits". This statement provided for additional employers' disclosures about pension plans and other postretirement benefit plans, which have been incorporated in Note M.

Statement of Cash Flows

For the purposes of the statement of cash flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 39 DMCs for 2004 (40 - 2003), cash in banks (due from banks) and demand obligations totaling \$50,625,000 (\$54,388,000 - 2003) and \$173,672,000 (\$173,744,000 - 2003), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one - 2003) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling \$1,000 (\$18,000 - 2003) and \$2,789,000 (\$2,766,000 - 2003), respectively, have been restricted. None of the demand obligations held by ADB in 2004 was restricted (nil - 2003).

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA rated mortgage-backed securities. Securities may be lent, borrowed, and sold short.

In addition, ADB may purchase and sell financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2004, the notional amount of outstanding purchase and sales futures contracts were \$110,900,000 and \$21,800,000, respectively, (\$93,600,000 and \$129,200,000 - 2003). In addition, ADB entered into 18 asset swap transactions with a total notional amount of \$2,125,611,000 (\$1,321,986,000 - 2003).

Included in "Other securities" as of December 31, 2004 were corporate bonds and other obligations of banks amounting to \$2,300,457,000 (\$2,255,768,000 - 2003) and asset/mortgage-backed securities of \$664,625,000 (\$653,672,000 - 2003).

The currency compositions of the investment portfolio as of December 31, 2004 and 2003 expressed in United States dollars are as follows:

Currency	2004	2003
Australian dollar	$ 558,132,000	$ 578,525,000
Canadian dollar	216,094,000	190,734,000
Euro	668,829,000	445,248,000
Japanese yen	4,238,209,000	2,105,015,000
Pound sterling	220,103,000	306,087,000
Swiss franc	249,739,000	452,424,000
United States dollar	7,421,723,000	9,337,261,000
Others	488,516,000	343,363,000
	14,061,345,000	13,758,657,000
Less: Securities transferred under securities lending arrangement	(2,040,302,000)	(2,317,819,000)
Securities purchased under resale arrangement	(1,330,948,000)	(2,207,900,000)
Total	$10,690,095,000	$ 9,232,938,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2004 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 5,299,215,000	$ 5,297,058,000
Due after one year through five years	5,830,457,000	5,828,102,000
Due after five years through ten years	2,931,673,000	2,950,859,000
Total	$14,061,345,000	$14,076,019,000

NOTES TO FINANCIAL STATEMENTS - (Continued)
December 31, 2004 and 2003

Additional information relating to investments in government and government-guaranteed obligations and other securities, including securities transferred under securities lending arrangements, is as follows:

	2004	2003
As of December 31		
Amortized cost	$9,902,940,000	$8,224,495,000
Estimated fair value	9,888,266,000	8,260,313,000
Gross unrealized gains	40,045,000	89,508,000
Gross unrealized losses	(54,719,000)	(53,690,000)
For the years ended December 31		
Change in net unrealized losses from prior year	(50,492,000)	(142,874,000)
Proceeds from sales	8,686,523,000	8,972,878,000
Gross gain on sales	54,363,000	75,229,000
Gross loss on sales	(21,167,000)	(11,936,000)

As of December 31, 2004, gross unrealized losses amounted to $54,719,000 ($53,690,000 - 2003) from government and government-guaranteed obligations, corporate bonds and mortgage/asset-backed securities, resulting from the market movement. There were six government and government obligations, one corporate obligation, 23 mortgage/asset-backed security positions that sustained unrealized losses for over one year, representing only 4.49% (.03% - 2003) of the investments. Additional details are as follows:

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$2,370,829,000	$27,065,000	$502,494,000	$16,671,000	$2,873,323,000	$43,736,000
Corporate bonds	851,645,000	7,882,000	5,174,000	134,000	856,819,000	8,016,000
Mortgage/Asset-backed securities	233,935,000	2,216,000	31,746,000	751,000	265,681,000	2,967,000
Total	$3,456,409,000	$37,163,000	$539,414,000	$17,556,000	$3,995,823,000	$54,719,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts.

NOTE E—LOANS AND GUARANTEES

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of public sector loans is not generally affected by credit risks based on ADB's experience with its borrowers. Allowance for loan losses is made against impaired public sector and private sector loans.

The carrying amount and estimated fair value of loans outstanding at December 31, 2004 and 2003 are as follows:

	2004		2003	
	Carrying Value	**Estimated Fair Value**	**Carrying Value**	**Estimated Fair Value**
Fixed rate multicurrency loans	$ 228,457,000	$ 280,769,000	$ 429,368,000	$ 507,815,000
Pool-based single currency (JPY) loans*	4,994,867,000	5,703,209,000	6,509,640,000	7,375,407,000
Pool-based single currency (US$) loans	9,879,842,000	11,095,700,000	11,658,739,000	12,880,882,000
LIBOR-based loans	9,040,796,000	9,091,361,000	6,758,780,000	6,781,228,000
Fixed rate loans	33,840,000	41,011,000	41,540,000	52,183,000
Local currency loan	18,795,000	19,803,000	-	-
Total	$24,196,597,000	$26,231,853,000	$25,398,067,000	$27,597,515,000

* Transformed from pool-based multicurrency loans effective January 1, 2004.

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries in the public sector and to the private sector borrowers. For loans to the private sector borrowers, approximately 86% (83% - 2003) of the loans were based on market-based lending rates.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The new LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all loans for which the invitation to negotiate is issued on or after July 1, 2001. With the introduction of LBLs, all other loan windows are no longer offered to borrowers. In 2002, ADB offered local currency loans to private sector borrowers.

In November 2003, ADB offered borrowers to transform their outstanding pool-based multicurrency loans of $6.5 billion to pool-based single currency loans in Japanese yen. The transformation facilitates borrower's administration for loan service payments and loan accounting. The transformation became effective on January 1, 2004.

In 2004, ADB received full prepayments for 41 loans amounting to $2,790,488,000 ($5,883,772,000 - 2003) and collected prepayment premiums of $59,427,000 ($107,404,000 - 2003) which have been included in "Other income from loans." Ninety-nine percent of the prepaid amounts were pool-based single currency (US dollar and Japanese yen) loans and fixed rate multi-currency loans.

Since 1988, ADB has charged front-end fees for private sector loans. Effective January 1, 2000, ADB levies front-end fee of 1% for public sector loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% is charged for new program loans and the progressive commitment fee of 0.75% is maintained for project loans. Effective January 1, 2000, the lending spread applied to all outstanding pool-based ordinary capital resources public sector loans and new public sector market-based loans was increased from 0.4% to 0.6%.

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Governors approved the waiver of the entire 1% front-end fee on all new public sector loans approved during January 1, 2004 to June 30, 2005 (waiver of 50 basis points on public sector loans approved in 2003) and waiver of 20 basis points of the lending spread on public sector loans outstanding from July 1, 2004 – June 30, 2005 for borrowers that do not have loans in arrears. Front end fees waived during the year totaled $17,871,000 ($3,008,000 - 2003) and the lending spread waiver reduced net income by $10.6 million.

The front-end fees received for the year ended December 31, 2004 were $23,734,000 ($24,342,000 - 2003). Administrative expenses relating to direct loan origination of $22,421,000 for the year ended December 31, 2004 ($13,678,000 - 2003) were deferred and offset against front-end fees earned. The excess, if any, is amortized over the life of each loan.

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2004 and 2003

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2004 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2004 and 2003 are as follows:

	2004	2003
Public Sector		
Fixed rate multicurrency loans	$ 228,457,000	$ 429,368,000
Pool-based single currency (JPY) loans*	4,988,817,000	6,502,376,000
Pool-based single currency (US$) loans	9,882,950,000	11,660,523,000
LIBOR-based loans	8,717,307,000	6,449,677,000
	23,817,531,000	25,041,944,000
Less: Allowance for loan losses	(2,300,000)	(240,000)
Unamortized front-end fee	(27,106,000)	(24,898,000)
	(29,406,000)	(25,138,000)
Sub-total	23,788,125,000	25,016,806,000
Private Sector		
Pool-based single currency (JPY) loans*	8,067,000	9,684,000
Fixed rate loans	58,334,000	67,402,000
LIBOR-based loans	404,482,000	386,813,000
Local currency loans	20,836,000	–
	491,719,000	463,899,000
Less: Allowance for loan losses	(82,004,000)	(82,141,000)
Unamortized front-end fee	(1,243,000)	(497,000)
	(83,247,000)	(82,638,000)
Sub-total	408,472,000	381,261,000
Total	$24,196,597,000	$25,398,067,000

* Transformed from pool-based multicurrency loans effective January 1, 2004.

Loans in Nonaccrual Status

One public sector loan to Nauru remained in nonaccrual status as of December 31, 2004 (one to Nauru - 2003). The principal outstanding for this loan as of December 31, 2004 was $2,300,000 ($2,300,000 - 2003) of which $462,000 ($340,000 - 2003) was overdue. The loan in nonaccrual status resulted in $144,000 ($145,000 - 2003) not being recognized as income from public sector loans for the year ended December 31, 2004. The accumulated interest and other charges on this loan that were not recognized as income as of December 31, 2004 would have totaled $702,000 ($558,000 - 2003).

Eleven private sector loans were in nonaccrual status as of December 31, 2004 (twelve - 2003). The principal outstanding at that date was $50,426,000 ($77,115,000 - 2003) of which $38,735,000 ($70,045,000

- 2003) was overdue. Loans in nonaccrual status resulted in $9,582,000 ($6,776,000 - 2003) not being recognized as income from private sector loans for the year ended December 31, 2004. The accumulated interest and other charges on these loans that were not recognized as income as of December 31, 2004 would have totaled $46,488,000 ($36,906,000 - 2003).

Loan Loss Provision

ADB has not suffered any losses of principal on public sector loans. During the year, loan loss provision of $2,060,000 ($240,000 - 2003) was provided against one public sector loan. The amount was determined based on the carrying value of the loan and the present value of expected cash inflows discounted at the loan's effective interest rate. Loan loss provisions have been made against impaired private sector loans (*see Note K*).

Information pertaining to loans which were subject to loan loss provisions at December 31, 2004 and 2003 is as follows:

	2004	2003
Loans not subject to loss provisions	$24,218,977,000	$ 25,405,205,000
Loans subject to loss provisions	90,273,000	100,638,000
Total	$24,309,250,000	$25,505,843,000
Average amount of loans subject to loss provisions	$ 94,680,000	$ 101,758,000
Related interest income on such loans recognized in the year	$ 1,585,000	$ 2,637,000
Cash received on related interest income on such loans	$ 1,531,000	$ 2,399,000

The changes in the allowance for loan losses during 2004 and 2003 are as follows:

	2004			2003		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance January 1	$ 240,000	$82,141,000	$82,381,000	$ –	$72,477,000	$72,477,000
Provision during the year	2,060,000	194,000	2,254,000	240,000	12,637,000	12,877,000
Provision written back	–	(565,000)	(565,000)	–	(3,335,000)	(3,335,000)
Translation adjustment	–	234,000	234,000	–	362,000	362,000
Balance December 31	$2,300,000	$82,004,000	$84,304,000	$240,000	$82,141,000	$82,381,000

Loan Guarantees

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of December 31, 2004 and December 31, 2003 covered:

	2004		2003	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,156,735,000	$1,153,593,000	$1,115,342,000	$1,115,342,000
Political Risk Guarantees				
with counterguarantee	253,167,000	100,508,000	252,673,000	101,940,000
without counterguarantee	102,233,000	52,252,000	31,619,000	28,291,000
	355,400,000	152,760,000	284,292,000	130,231,000
Total	$1,512,135,000	$1,306,353,000	$1,399,634,000	$1,245,573,000

None of these amounts were subject to call as of December 31, 2004 (nil - December 31, 2003). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2004 was $715,733,000 ($649,665,000 - 2003).

As of December 31, 2004, a liability of $10,842,000 ($3,932,000 - 2003) relating to stand-by ready obligation for a political risk guarantee has been included in "Miscellaneous liabilities" on the balance sheet.

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's public and private sector borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2004 and 2003 are as follows:

	2004		2003	
	Amount	No. of Loans	Amount	No. of Loans
Public sector loans	$815,777,000	39	$ 824,977,000	41
Private sector loans	121,480,000	10	257,896,000	11
Total	$937,257,000	49	$1,082,873,000	52

During the year ended December 31, 2004, a total of $735,000 ($766,000 - 2003) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include a $7,472,000 ($14,284,000 - 2003) investment in the Asian Finance and Investment Corporation Ltd. (AFIC) and $20,016,000 investments in limited partnership which are accounted for on the equity method. AFIC, domiciled and incorporated in Singapore, was established in 1989 with 26 shareholders comprising ADB and a group of international commercial banks. AFIC is principally engaged in the business of merchant banking including the operation of an Asian Currency Unit under the terms and condition specified by the Monetary Authority of Singapore. ADB's participation in AFIC's equity was to provide financing for private sector enterprises to strengthen and diversify the institutional structure in DMCs. At the end of 2004, AFIC had $24,471,000 in net assets ($46,891,000 - 2003) and $22,136,000 in net loss (net profit of $3,270,000 - 2003).

ADB's holding represents 30.5% of AFIC's issued ordinary share capital and net assets. ADB also holds 100% of AFIC issued convertible noncumulative preference shares in the amount of $25,000,000 ($25,000,000 - 2003). As of December 31, 2004, ADB's maximum exposure to loss as a result of its investment in AFIC was $32,472,000 ($39,284,000 - 2003).

Unrealized gains on equity investments reported at market value were $28,946,000 at December 31, 2004 ($9,686,000 - 2003) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

As of December 31, 2004, gross unrealized losses amounted to $488,000 ($672,000 - 2003), details of which are as follows:

	2004	2003
Fair Value	$1,504,000	$1,348,000
Unrealized loss		
One year or less	$ –	$ –
Over a year	488,000	672,000
Total	$ 488,000	$ 672,000

Approved equity investment facility that has not been disbursed was $279,815,000 at December 31, 2004 ($184,918,000 - 2003).

NOTE G—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2004 amounted to $331,000 ($337,000 - 2003) reducing depreciation expense for the new headquarters building from $4,471,000 ($4,471,000 - 2003) to $4,140,000 ($4,134,000 - 2003). At December 31, 2004, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $8,639,000 ($9,039,000 - 2003). At December 31, 2004, accumulated depreciation for property, furniture, and equipment was $112,545,000 ($101,766,000 - 2003).

NOTE H—BORROWINGS AND SWAP TRANSACTIONS

The key objective of ADB's borrowing strategy is to provide adequate funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps are used to convert a currency borrowed under advantageous terms into one of ADB's major operational currencies, taking advantage of the opportunities offered in different financial markets. Such currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

ADB issues structured debt, which includes embedded derivatives in order to decrease its cost of borrowing. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of

such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized premium or discounts, and include the fair value of embedded derivatives of $364,972,000 as of December 31, 2004 ($149,474,000 - 2003) that are required to be separately accounted for under FAS 133.

The fair value of outstanding currency swap agreements and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using a market-based valuation model. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

NOTE I—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2004 consists of 3,499,171 shares (3,499,171 – 2003), all of which have been subscribed by members (3,499,171 - 2003). Of the subscribed shares, 3,253,061 (3,253,061 - 2003) are "callable" and 246,110 (246,110 - 2003) are "paid-in". The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2004, all matured installments amounting to $3,799,515,000 ($3,641,308,000 - 2003) were received (receivable of $739,000 from one country - 2003). Installments not due aggregating $9,874,000 ($15,813,000 - 2003) are receivable as follows:

For the Year ending December 31:

2005	$6,597,000	2006	$3,277,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $73,692,000 as of December 31, 2004 ($70,746,000 - 2003) expressed in terms of the SDR on the basis of $1.54784 ($1.48597 - 2003) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*see Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The timing of the establishment and settlement of such amounts is uncertain and, accordingly, it is not practicable to determine a fair value for such receivables and payables.

The net notional amounts as of December 31, 2004 consisted of (a) the increase of $732,935,000 ($606,902,000 - 2003) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2004 and (b) the net increase of $89,991,000 (decrease of $13,903,000 - 2003) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2004	2003
Notional MOV Receivables	$912,255,000	$879,531,000
Notional MOV Payables	269,311,000	258,726,000
Total	$642,944,000	$620,805,000

Membership

As of December 31, 2004, ADB is owned by 63 member countries, 45 countries from the region and 18 countries from outside the region (*see Appendix VII*). There has been no subscription from new members in 2004 (Luxembourg and Palau – 2003).

NOTE J—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members. During 2004, no allocation to ordinary reserve was made ($473,059,000 – 2003). Of the net income for the year ended December 31, 2003, the amount of $218,800,000 was allocated to Loan Loss Reserve, $195,472,000 to Surplus and the amounts of $150,000,000 and $50,000,000 were allocated to ADF and TASF, respectively ($200,000,000 and $80,000,000, respectively - 2003).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (*see Note B*) resulted in a net charge of $27,170,000 to the Ordinary Reserve during the year ended December 31, 2004 ($50,567,000 - 2003). That charge is the increase in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative FAS 133 adjustments to a separate category of Reserves — "Cumulative Revaluation Adjustments Account." During the year, the 2003 FAS adjustments of $178,387,000 resulted in a reduction (increase of $224,756,000 - 2003) of the balance of the Cumulative Revaluation Adjustments account at December 31, 2004 to $193,870,000 ($372,257,000 - 2003).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2004, guarantee fees amounting to $3,473,000 ($2,302,000 – 2003) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation of $218,800,000 out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to

be used as a basis for capital adequacy against the estimated expected loss in ADB's public sector loans and guarantees portfolio. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. During 2004, the Board of Governors allocated $195,472,000 out of 2003 net income to Surplus (nil – 2003).

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments and minimum pension liability adjustment.

NOTE K—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2004 was $1,042,455,000 ($1,382,949,000 - 2003). The average yield on the loan portfolio during the year was 4.16% (4.56% - 2003). Premium on prepaid loans collected during 2004 amounted to $59,427,000 ($107,404,000 - 2003).

Total income from investments including FAS 133 adjustments and interest earned for securities transferred under securities lending and resale arrangements for the year ended December 31, 2004 was $281,793,000 ($369,455,000 - 2003). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, excluding unrealized gains and losses on investment securities, was 2.21% (3.74% - 2003). If unrealized gains and losses on investment securities were included, the annualized rate of return would be 1.81% (2.30% - 2003).

Income from other sources primarily includes dividends received for the year ended December 31, 2004 amounting to $10,540,000 ($14,879,000 - 2003), gain on sale of equity investments of $30,425,000 ($25,440,000 - 2003), and share in the net loss of equity investments of $13,185,000 (net income of $632,000 - 2003) accounted for on the equity method.

Total interest expense incurred for the year ended December 31, 2004 amounted to $849,414,000 ($974,839,000 - 2003). Other financial expenses consist of amortization of borrowings' issuance costs and other expenses of $19,397,000 ($22,070,000 - 2003) net of income of $11,000 ($9,400,000 - 2003) on early redemption of certain borrowing obligations.

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2004 were apportioned between ordinary capital resources and the Asian Development Fund in proportion of the relative volume of operational activities of each fund. Of the total administrative expenses of $305,893,000 ($285,136,000 - 2003), $165,151,000 ($153,018,000 - 2003)

was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $22,421,000 ($13,678,000 - 2003) related to new loans for the year ended December 31, 2004 (*see Notes B and E*).

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no TA commitments during the year were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". Accordingly the write-back in the amount of $2,404,000 for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($358,000 - 2003).

As of December 31, 2004, the net cumulative amount of TA commitments that had been charged to OCR current income in the prior years amounted to $73,197,000 ($75,601,000 - December 31, 2003) out of which $52,391,000 ($34,909,000 - 2003) had been disbursed.

For the year ended December 31, 2004, the provision for losses totaled $4,950,000 ($194,000 for private sector loans, $2,060,000 for public sector loans and $2,696,000 for equity investments). For the year ended December 31, 2003, the provision for losses totaled $18,007,000 ($12,637,000 for private sector loans and $240,000 for public sector loans and $5,130,000 for equity investments).

Favorable FAS 133 adjustments of $40,963,000 (unfavorable of $178,387,000 - 2003) was made up of:

	2004	2003
Unrealized gains(losses) on		
Borrowings related swaps	$(125,289,000)	$(386,324,000)
Investments related swaps	(15,577,000)	60,758,000
Embedded derivatives in structured borrowings	186,604,000	149,474,000
Amortization of the FAS 133 transition adjustment	(4,775,000)	(2,295,000)
Total	$ 40,963,000	$(178,387,000)

NOTE L—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

Included in miscellaneous assets and liabilities are as follows:

	2004	2003
Amounts receivable from:		
Asian Development Fund (Note K)	$24,994,000	$28,687,000
Technical Assistance Special Fund	51,000	15,000
Japan Special Fund	50,000	141,000
Asian Development Bank Institute Special Fund	186,000	317,000
Staff Retirement Plan	1,015,000	–
Agency Trust Funds	808,000	452,000
Total	$27,104,000	$29,612,000
Amount payable to:		
Staff Retirement Plan	$ –	$ 7,425,000

NOTE M—STAFF RETIREMENT PLAN ANDPOSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2005 amounts to $64,020,000 representing ADB's contributions of $19,734,000 ($17,431,000 – 2003), based on budgeted contribution rate of 16% (15% - 2003), participants' mandatory contributions of $11,507,000 ($10,846,000 – 2003) and discretionary contributions of $32,779,000.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs six external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of December 31, 2004 and 2003, the breakdown of the fair value of plan assets held is as follows:

	2004		2003	
	Amount	**Percentage**	**Amount**	**Percentage**
Equity Securities				
US	$441,188,000		$428,578,000	
Non-US	247,264,000		168,698,000	
	688,452,000	70.1%	597,276,000	69.6%
Fixed income securities	236,099,000	24.1	257,605,000	30.0
Other Assets (Liabilities) – net	56,733,000	5.8	3,712,000	0.4
Total	$981,284,000	100.0%	$858,593,000	100.0%

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2004 the net return on the Plan assets was 11.1% (27.7% - 2003). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at December 31, 2004 and 2003:

	Pension Benefits		Postretirement Medical Benefits	
	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 975,471,000	$ 833,547,000	$ 149,181,000	$ 123,999,000
Service cost	32,952,000	29,392,000	6,930,000	5,654,000
Interest cost	62,290,000	57,673,000	9,672,000	8,672,000
Participants' contributions	40,732,000	39,641,000	-	-
Actuarial loss	37,256,000	49,215,000	10,191,000	12,427,000
Benefits paid	(37,344,000)	(33,997,000)	(2,100,000)	(1,571,000)
Benefit obligation at end of year	$1,111,357,000	$ 975,471,000	$ 173,874,000	$ 149,181,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 858,593,000	$ 648,044,000	$ -	$ -
Actual return on plan assets	102,393,000	191,075,000	-	-
Employer's contribution	16,910,000	13,830,000	2,100,000	1,571,000
Plan participants' contributions	40,732,000	39,641,000	-	-
Benefits paid	(37,344,000)	(33,997,000)	(2,100,000)	(1,571,000)
Fair value of plan assets at end of year	$ 981,284,000	$ 858,593,000	$ -	$ -
Funded status:	$ (130,073,000)	$(116,878,000)	$(173,874,000)	$(149,181,000)
Unrecognized actuarial loss	92,302,000	86,049,000	53,588,000	46,663,000
Unrecognized prior service cost	28,359,000	32,597,000	(2,542,000)	(2,927,000)
Unrecognized transition obligation	-	(7,000)	479,000	2,888,000
Net amount recognized	$ (9,412,000)	$ 1,761,000	$(122,349,000)	$(102,557,000)
Amounts recognized in the Balance Sheet consist of:				
Prepaid benefit cost	$ -	$ 2,198,000	$ -	$ -
Accrued benefit liability	(48,197,000)	(42,336,000)	(122,349,000)	(102,557,000)
Intangible asset	28,359,000	32,597,000	N/A	N/A
Accumulated other comprehensive income	10,426,000	9,302,000	N/A	N/A
Net amount recognized	$ (9,412,000)	$ 1,761,000	$(122,349,000)	$(102,557,000)
Weighted-average assumptions as of December 31:				
Discount rate	6.00%	6.25%	6.00%	6.25%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	5.00%	5.25%	5.00%	5.25%

For measurement purposes, a 6.75% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2004. The rate was assumed to decrease gradually to 5.75% for 2009 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2004	2003	2004	2003
Components of net periodic benefit cost:				
Service cost	$ 32,952,000	$ 29,392,000	$ 6,930,000	$ 5,654,000
Interest cost	62,290,000	57,673,000	9,672,000	8,672,000
Expected return on plan assets	(71,317,000)	(61,675,000)	-	-
Amortization of prior service cost	4,238,000	4,521,000	(385,000)	(385,000)
Amortization of transition obligation	(7,000)	(1,105,000)	2,409,000	2,409,000
Recognized actuarial (gain) loss	(73,000)	-	3,266,000	2,495,000
Net periodic benefit cost	$ 28,083,000	$ 28,806,000	$21,892,000	$18,845,000

The accumulated benefit obligation of the pension plan as of December 31, 2004 was $1,029,412,000 ($898,582,000 – 2003).

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 4,132,000	$ (3,148,000)
Effect on postretirement benefit obligation	35,427,000	(27,837,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2004:

	Pension Benefits	Postretirement Medical Benefits
2005	$ 48,193,000	$ 3,222,000
2006	49,238,000	3,769,000
2007	52,495,000	4,337,000
2008	55,102,000	4,971,000
2009	58,252,000	5,614,000
2010-2014	341,996,000	38,673,000

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2004 and 2003

NOTE N—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2004 and 2003 are summarized as follows:

	2004		2003	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 76,405,000	$ 76,405,000	$ 1,397,948,000	$ 1,397,948,000
Investments (Note D)	10,690,095,000	10,690,095,000	9,232,938,000	9,232,938,000
Securities transferred under securities lending arrangement	2,040,302,000	2,040,302,000	2,317,819,000	2,317,819,000
Securities purchased under resale arrangement	1,330,948,000	1,330,948,000	2,207,900,000	2,207,900,000
Loans outstanding (Note E)	24,196,597,000	26,231,853,000	25,398,067,000	27,597,515,000
Equity investments (Note F)	257,437,000	257,437,000	228,956,000	228,956,000
Other assets				
Nonnegotiable, noninterest-bearing demand obligations	207,181,000	207,181,000	236,403,000	155,223,000
Receivable from swaps - investments (Note D)	1,562,113,000	1,562,113,000	1,087,833,000	1,087,833,000
Receivable from swaps - borrowings (Note H)	9,589,335,000	9,589,335,000	9,776,335,000	9,776,335,000
Future guarantee receivable	10,842,000	10,842,000	3,932,000	3,932,000
LIABILITIES:				
Borrowings (Note H)	24,186,126,000	25,238,996,000	26,571,211,000	27,808,899,000
Other liabilities				
Payable for swaps - investments (Note D)	1,797,218,000	1,797,218,000	1,226,701,000	1,226,701,000
Payable for swaps - borrowings (Note H)	8,853,828,000	8,853,828,000	8,988,579,000	8,988,579,000
Guarantee liability	10,842,000	10,842,000	3,932,000	3,932,000

	2004		2003	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note E)	$ 1,254,101,000	$ 679,908,000	$ 1,217,282,000	$ 630,024,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of fair value.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the expected cash flows discounted based on observable market data.

NOTE O—CREDIT RISK

ADB is exposed to risk if the borrowers falls in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

As of December 31, 2004, ADB has a significant concentration credit risk to Asian and the Pacific region associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $27,538,206,000.

ADB transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all securities, ADB manages credit risks by following the guidelines set forth in the Investment Authority (see *Note D.*)

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties with executed Credit Support Annex, to provide collateral in form of cash or other approved liquid securities based on mark-to-market exposure.

As of December 31, 2004, ADB had received collateral of $219,421,000 in connection with the swap agreements. ADB has also entered in to master swap agreements which contains legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

NOTE P—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, and the Asian Development Bank Institute Special Fund.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external

funds not under ADB's administration. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of ordinary capital resources. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2004 and 2003 is as follows:

	2004		2003	
	Total Net Assets	**No. of Funds**	**Total Net Assets**	**No. of Funds**
Special Funds				
Asian Development Fund	$29,571,195,000	1	$26,758,581,000	1
Technical Assistance Special Fund	99,185,000	1	104,112,000	1
Japan Special Fund	178,116,000	1	167,677,000	1
Asian Development Bank Institute Special Fund	16,845,000	1	14,215,000	1
Subtotal	29,865,341,000	4	27,044,585,000	4
Trust Funds				
Funds administered by ADB	940,601,000	40	592,988,000	38
Funds not administered by ADB	9,472,000	2	17,100,000	2
Subtotal	950,073,000	42	610,088,000	40
Total	$30,815,414,000	46	$27,654,673,000	44

During the year ended December 31, 2004, a total of $1,303,000 ($1,124,000 - 2003) was received as compensation for administering projects/programs under Trust Funds. The amount has been included in "Income from other sources."